FedEx



The Long Future





In times like these, it's easy to define the future narrowly: How do we get through this year? Or this quarter?

But the strongest companies take a longer view.

FedEx has always looked at the world of commerce with uncommon foresight. Our greatest strength has been our ability to deliver what the future requires. That should never change, even in times as difficult as the world faces today.

FedEx sees the long future.


"I'm right where I'm needed."

THE LONG FUTURE REQUIRES ACCESS




FedEx
Ground




FedEx

Billions of people all over the world need fast access to ideas, goods, opportunities and to each other. That's why FedEx is investing strategically to match emerging trade patterns and business models. Our new hub in Guangzhou, China, puts us in the heart of Asia's fastest-growing production and trade center. Because of Mexico's growth as a manufacturing center, we've launched domestic express service there. And we're constantly opening and expanding FedEx Ground hubs to match trade patterns within the United States. Seeing the long future means having the ability to deliver exactly what the world needs next.




"I'm working smarter and
more efficiently than ever."

THE LONG FUTURE REQUIRES EFFICIENCY




FedEx
FedEx
N419FE


FedEx
Express



FedEx is committed to connecting people around the world with each other and what they need. We're equally committed to getting the job done with fewer resources. That's why we've launched our "20 by 20" initiative, aiming to reduce our aircraft's carbon emissions by 20 percent and increase our delivery vehicles' fuel efficiency by 20 percent, all by 2020. We're adding zero-emission, all-electric trucks and converting conventional trucks to hybrid-electric technology. And our new hub in Cologne, Germany, with its 1.4-megawatt solar power system, will be the latest in a growing list of on-site renewable energy investments. Seeing the long future means doing more with less.


"They know what I'm
bringing before I get there."

THE LONG FUTURE REQUIRES UNDERSTANDING


Calendar
Clock
FedEx
FedEx Mobile
Weather
Notes
Settings




FedEx



Markets — and what businesses must create to participate in those markets — change at lightning speed. That's why FedEx is investing in technologies that increase the visibility of everything in motion, that translate data into knowledge, that make it easy for businesses to understand and alter their supply chains and delivery patterns on the fly. FedEx has always believed the information about the package is just as important as the package itself. Hundreds of thousands of businesses have created supply chains that depend on FedEx's ability to move goods and information for them. Seeing the long future means giving businesses the ability to see and understand — in real time — how they should respond to changing markets.



THE LONG FUTURE REQUIRES GOOD PEOPLE





"Putting our team members' interests first — and giving them the power to see and respond to what their customers need — was arguably the best business decision we ever made."

Frederick W. Smith *Chairman, President and CEO*

No matter how fast global commerce changes, our team members' commitment to each other — and to serve our customers — never changes. Every day, our team keeps our Purple Promise: to make every FedEx experience outstanding. We consistently place at the top of customer service rankings, and we stay near the top of the most-admired and best-places-to-work lists. Our philosophy is simple: Because FedEx is a great place to work, our people serve our customers very well, and our business succeeds as a result. Seeing the long future means understanding that our team members are the very heart of our business.



To Our Shareowners:

In times like these, it's easy for companies to let the economy manage them. It's easy to get swept up in putting out the next fire. It's easy to think short-term.

But FedEx has always been focused on the future, and we believe tough times only punctuate the need to think long-term.

Accordingly, we continue to look at what the world of commerce needs for the long haul, even when the economy is in a recession.

SO WHAT DO WE SEE?

- A growing need for access, as the world's people and economies become more interconnected.
- An expectation, shared between FedEx and our customers, that we'll provide our services in responsible and resourceful ways.
- A demand for new levels of understanding — not just information — about supply chains and everything in them.

These are three critical areas in which FedEx continues to invest — access, efficiency, and understanding — to stay competitive in good times and bad.

A WIDER NET

Billions of people the world over need fast access to ideas, goods, and opportunities. We continue to strategically expand our networks to provide more access points to more customers. For example, in the past year, we opened our new Guangzhou, China, hub, our largest outside the United States. It will help us better serve customers doing business in China and the broader Asia-Pacific markets. In addition, we added domestic express service within Mexico, expanded next-day service from Europe to the U.S. East Coast, and initiated ocean-ground distribution on the West Coast through FedEx Trade Networks. In Canada, we launched FedEx SmartPost service. Despite the weak economy, we continue to expand our service portfolio — putting the right capabilities in the right places and expanding access to the global economy for our customers.

IMPROVED EFFICIENCY

To conserve energy and improve profitability, we need to move more things with fewer resources. That's why we continue to invest in efficient equipment and processes. We have three solar facilities already running in California, and we have broken ground this past fiscal year on what will be our largest solar plant and our first outside the U.S., in Cologne, Germany. We are investing in alternative fuels as well as more fuel-efficient aircraft that lower emissions and use significantly less fuel per pound transported. With a goal of making our vehicles 20 percent more efficient by 2020, we continue to invest in our hybrid-electric vehicle fleet and in all-electric prototypes. Furthermore, we are cutting transit times and fuel use through smarter routing based on new proprietary software.

We are also streamlining our processes. Through Quality Driven Management (QDM) we've taken a whole new approach to standardizing quality across the entire company. We aim to make sure every FedEx experience is not only outstanding but also consistent — for every customer, every time. We're also realigning our organization and resources to concentrate on those things that matter most — how to improve the customer experience and be easier to do business with. QDM simultaneously lowers costs and improves efficiency.

NEW TECHNOLOGIES

To keep pace with a fast-changing marketplace, companies need to develop a greater understanding of market tools and customer needs. As a consequence, we're providing new technologies that anticipate and respond to rapid changes in global supply chains. These aren't just bells and whistles, but changes that really count. For instance, we are exploring ways to expand our frozen-shipping capabilities for the life sciences industry, so that products can remain frozen for extended periods, unlike dry-ice shipping, which often requires re-icing during transit. We've refreshed our online tracking tools to increase the visibility of shipments via the Web through desktop or mobile devices. We pioneered a new aircraft avionics system that will dramatically improve efficiency during takeoff and landing of our aircraft. FedEx Freight initiated a 10:30 a.m. delivery commitment option, a first for the less-than-truckload freight industry. FedEx Trade Networks introduced a service to help customers meet new U.S. Customs filing requirements.

PURPLE CULTURE

As we invest in the future, we continue to stay true to our core values and to our team members. Our Purple Promise — to make every FedEx experience outstanding — is the foundation of our business. And that promise begins with our FedEx culture. Even in difficult times, we are focused on our talented team members. They are the face of FedEx in the marketplace, and they're the ones who continually improve our customer experience. Through their extraordinary efforts, we have weathered the stormy economy better than most.

Even during a recession, our people make the great FedEx reputation shine. They helped us net several awards such as FORTUNE's "Top 10 World's Most Admired" and "100 Best Companies to Work for" as well as a No. 1 ranking in customer service on the Harris Interactive Reputation Quotient™ survey. We have also been cited as one of the best places to work in more than 27 countries around the world. We are proud of this recognition and always remember it is the FedEx team that earned this!

MANAGING CHALLENGE AND CHANGE

Looking ahead means looking out for issues that can undermine our long-term success.

We have faced challenges to our independent business-owner model at FedEx Ground, but are pleased by two recent court victories. Both a Washington Superior Court decision and the D.C. Circuit Court of Appeals affirmed that FedEx Ground contractors are not employees. These decisions validate our long-standing position that FedEx Ground contractors are independent, small-business owners who are dedicated to managing their own companies.

Another major issue is the attempt by UPS and its allies to disrupt the operation of our express company by changing the Railway Labor Act (RLA) under which it has been classified since it began operations in 1973. The RLA, passed in 1926, is designed to keep large, capital-intensive transport networks operating for the public good without exposure to local labor disputes. The status of FedEx Express as an RLA carrier has been upheld by the courts for many years, and we will vigorously oppose this clearly anti-competitive, self-serving legislation, given its potential injury to FedEx Express and our millions of customers.

FedEx also continues to press for access to open markets and open skies. Ninety-five percent of the world's consumers live outside the United States, so we reject any protectionist measures in the U.S. or in other countries that penalize the goods and services of another country. International trade represents over a quarter of United States gross domestic product (GDP), with exports alone supporting more than 12 million jobs. We will continue to take a strong stand in favor of trade equality in the marketplace and healthy competition that benefits consumers the world over. The post World War II record is clear: Opening markets creates new wealth and new employment. That's what access is all about.

LOOKING LONG

Despite the strong economic headwinds, we are building on our strengths to produce outstanding results when the recovery occurs.

- We've built shock absorbers into our networks — that is, the ability to flex up or down as economic conditions and volumes shift. It gives us the resiliency to power through hard times like the present.
- We are rich in committed people. Our team members are the best in the industry, always ready to serve our customers and communities. In fact, we have continued to improve service levels during this tough economy. Our leadership team is more focused and collaborative than at any time in our history.
- Our Board of Directors shares a firm commitment to the highest standards of corporate governance, and we welcome Ambassador Susan C. Schwab, former U.S. Trade Representative, who joined our board in June. She is an expert on international trade policy and will serve on our Compensation Committee.
- We have a very strong balance sheet. In the last five years, we have reduced our debt by a billion dollars, while shareowner equity has risen from $8 billion to $13.6 billion.

From the day this company was created, we've tried to envision, then build, what the commerce of the future will require. As a result, we've given millions of people new access to one another's products and ideas. We've changed what's possible for our customers and allowed them to improve their businesses. With global economies in turmoil, we are not blind to reality. But we will not forget what has guided our company from the start: foresight. For more than 35 years we've been confident about a more prosperous future because we've been a big part of creating it.

In this respect, nothing has changed.

Sincerely,

Frederick W. Smith
Chairman, President and Chief Executive Officer

Financial Highlights

In millions, except earnings per share	2009[1]	2008[2]	Percent Change
Operating Results			
Revenues	**$35,497**	$37,953	(6)
Operating income	**747**	2,075	(64)
Operating margin	**2.1%**	5.5%	
Net income	**98**	1,125	(91)
Diluted earnings per share	**0.31**	3.60	(91)
Average common and common equivalent shares	**312**	312	0
Capital expenditures	**2,459**	2,947	(17)
Financial Position			
Total assets	**$24,244**	$25,633	(5)
Long-term debt, including current portion	**2,583**	2,008	29
Common stockholders' investment	**13,626**	14,526	(6)

REVENUE (IN BILLIONS)



$29.4
$32.3
$35.2
$38.0
$35.5
2005
2006
2007
2008
2009

OPERATING MARGIN



8.4%
9.3%
9.3%
5.5%
2.1%
2005
2006
2007
2008(2)
2009(1)

DILUTED EARNINGS PER SHARE



$4.72
$5.83
$6.48
$3.60
$0.31
2005
2006
2007
2008(2)
2009(1)

RETURN ON AVERAGE EQUITY



16.4%
17.1%
16.7%
8.3%
0.7%
2005
2006
2007
2008(2)
2009(1)

DEBT TO TOTAL CAPITALIZATION



22.6%
17.5%
17.3%
12.1%
15.9%
2005
2006
2007
2008
2009

STOCK PRICE (MAY 31 CLOSE)



$89.42
$109.27
$111.62
$91.71
$55.43
2005
2006
2007
2008
2009

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN[3]



$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
2004
2005
2006
2007
2008
2009
FedEx Corporation
Dow Jones Transportation Average
S&P 500

(1) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily related to impairment charges associated with goodwill and aircraft.
(2) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) predominately related to impairment charges associated with intangible assets from the Kinko's acquisition.
(3) Shows the value, at the end of each of the last five fiscal years, of $100 invested in FedEx Corporation common stock or the relevant index on May 31, 2004, and assumes reinvestment of dividends. Fiscal year ended May 31.

Overview of Financial Section

The financial section of the FedEx Corporation ("FedEx") Annual Report ("Annual Report") consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2009 results compared to 2008, and 2008 results compared to 2007. This section also includes a discussion of key actions and events that impacted our results, as well as a discussion of our outlook for 2010.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2010) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flow statements and our financial commitments.
- We conclude with a discussion of the critical accounting estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

We provide a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies include Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. Our FedEx Services segment provides customer-facing sales, marketing, information technology and customer service support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office"). These companies represent our major service lines and form the core of our reportable segments. See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per hundredweight for LTL freight shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volume. The following discussion of operating expenses describes the key drivers impacting expense trends beyond changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2009 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

Results of Operations

CONSOLIDATED RESULTS

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

				Percent Change	
	2009 [1]	2008 [2]	2007 [3]	**2009/2008**	2008/2007
Revenues	**$35,497**	$37,953	$35,214	**(6)**	8
Operating income	**747**	2,075	3,276	**(64)**	(37)
Operating margin	**2.1%**	5.5%	9.3%	**(340)bp**	(380)bp
Net income	**$ 98**	$ 1,125	$ 2,016	**(91)**	(44)
Diluted earnings per share	**$ 0.31**	$ 3.60	$ 6.48	**(91)**	(44)

(1) Operating expenses include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), primarily related to impairment charges associated with goodwill and aircraft (described below).
(2) Operating expenses include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to impairment charges associated with intangible assets from the Kinko's acquisition (described below).
(3) Operating expenses include a charge of $143 million at FedEx Express associated with upfront compensation and benefits under a labor contract with our pilots ratified in October 2006. The impact of this contract on second quarter net income was $78 million net of tax, or $0.25 per diluted share.

The following table shows changes in revenues and operating income by reportable segment for 2009 compared to 2008, and 2008 compared to 2007 (in millions):

	Revenues				Operating Income (Loss)			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2009/2008	2008/2007	**2009/2008**	2008/2007	**2009/2008**	2008/2007	**2009/2008**	2008/2007
FedEx Express segment [1]	**$(2,057)**	$1,740	**(8)**	8	**$(1,107)**	$ (90)	**(58)**	(5)
FedEx Ground segment	**296**	708	**4**	12	**71**	(86)	**10**	(10)
FedEx Freight segment [2]	**(519)**	348	**(11)**	8	**(373)**	(134)	**(113)**	(29)
FedEx Services segment [3]	**(161)**	2	**(8)**	–	**81**	(891)	**9**	NM
Other and Eliminations	**(15)**	(59)	**NM**	NM	**–**	–	**–**	–
	$(2,456)	$2,739	**(6)**	8	**$(1,328)**	$(1,201)	**(64)**	(37)

(1) FedEx Express segment 2009 operating expenses include a charge of $260 million, primarily related to aircraft-related asset impairments. FedEx Express segment 2007 operating expenses include a charge of $143 million associated with upfront compensation and benefits under our pilot labor contract.
(2) FedEx Freight segment 2009 operating expenses include a charge of $100 million, primarily related to impairment charges associated with goodwill related to the Watkins Motor Lines (now known as FedEx National LTL) acquisition. FedEx Freight segment results include the results of FedEx National LTL from the date of its acquisition on September 3, 2006.
(3) FedEx Services segment 2009 operating expenses include a charge of $810 million, related to impairment charges associated with goodwill related to the Kinko's acquisition. FedEx Services segment 2008 operating expenses include a charge of $891 million, predominantly related to impairment charges associated with intangible assets from the Kinko's acquisition. The normal, ongoing net operating costs of the FedEx Services segment are allocated back to the transportation segments.

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group, which comprises the FedEx Freight and FedEx National LTL businesses of FedEx Freight Corporation, show selected volume statistics (in thousands) for the years ended May 31:

Average Daily Package Volume
FedEx Express and FedEx Ground [1]


3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
3,329
3,399
3,536
3,376
2,815
3,126
3,365
3,404
2006
2007
2008
2009
FedEx Express
FedEx Ground

Average Daily LTL Shipments
FedEx Freight LTL Group


85.0
80.0
75.0
70.0
65.0
60.0
66.7
78.2
79.7
74.4
2006
2007
2008
2009
FedEx Freight LTL Group

(1) Package statistics do not include the operations of FedEx SmartPost.

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group show selected yield statistics for the years ended May 31:


FedEx Express
Revenue per Package – Yield
$23.00
$22.00
$21.00
$20.00
$19.00
$20.72
$21.28
$22.08
$21.30
2006
2007
2008
2009
FedEx Express


FedEx Ground[1]
Revenue per Package – Yield
$8.00
$7.75
$7.50
$7.25
$7.00
$6.75
$7.02
$7.21
$7.48
$7.70
2006
2007
2008
2009
FedEx Ground


FedEx Freight LTL Group
LTL Revenue per Hundredweight – Yield
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$16.84
$18.65
$19.65
$19.07
2006
2007
2008
2009
FedEx Freight LTL Group

(1) Package statistics do not include the operations of FedEx SmartPost.

Overview

Global economic conditions deteriorated significantly during 2009, resulting in lower revenue and earnings. Our results for 2009 reflect reduced demand for most of our services, particularly at our FedEx Express and FedEx Freight segments. Business and consumer spending, a key driver of volumes shipped across our networks, contracted significantly in 2009. Declines in U.S. domestic volumes at FedEx Express were partially mitigated by the exit of a key competitor (DHL) from the market, as we gained approximately half of this competitor's total U.S. domestic shipments. While we acquired significant volumes from this competitor, these shipments generally were at lower weights and yields than our other volumes. We experienced the weakest LTL freight environment in decades, resulting in an extraordinary decline in demand for our LTL freight services, although we were able to maintain our market share. FedEx Express package yields and FedEx Freight LTL Group yields were negatively impacted by a more competitive pricing environment, as competitors are seeking to protect market share and sustain operations during the current recession.

In response to weak business conditions, we implemented several actions in 2009 to lower our cost structure, including base salary reductions for U.S. salaried personnel effective January 1, 2009, a suspension of 401(k) company-matching contributions effective February 1, 2009, elimination of variable compensation payouts, implementation of a hiring freeze and significant volume-related reductions in labor hours and line-haul expenses. In addition, we have exercised stringent control over discretionary spending, such as travel, entertainment and professional fees. Further, we optimized our networks by adjusting routes and equipment types, temporarily idling equipment, consolidating facilities and deferring facility expansions and aircraft purchases to better match current demand levels. These cost-reduction activities partially mitigated the impact of the weak global economy on our results for 2009. Rapidly declining fuel costs during 2009 and the timing lag between such declines and adjustments to our fuel surcharges provided a significant benefit to our results, predominantly at FedEx Express and FedEx Ground.

Our operating results for 2009 were negatively impacted by fourth quarter charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), related primarily to the impairment of goodwill related to the Kinko's and Watkins Motor Lines acquisitions and certain aircraft-related assets at FedEx Express (described below).

In addition, at May 31, 2009, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," we recorded a decrease to equity through other comprehensive income ("OCI") of $1.2 billion (net of tax) based primarily on mark-to-market adjustments related to unrealized losses in our pension plan assets during 2009.

In 2008, the combination of record high fuel prices and the weak U.S. economy significantly impacted our profitability. Persistently higher fuel prices and the related impact on our fuel surcharges reduced demand for our services, particularly U.S. domestic express package and LTL freight services, and pressured overall yield growth across our transportation segments. In addition, our operating results for 2008 included a charge of $891 million, predominantly related to impairment charges associated with intangible assets from the Kinko's acquisition. Lower variable incentive compensation, reduced retirement plans costs and cost-containment activities partially mitigated the impact of higher net fuel costs and the weak U.S. economy on our 2008 overall results.

Revenue

Revenues decreased during 2009 due to significantly lower volumes at FedEx Express and the FedEx Freight LTL Group as a result of reduced demand and lower yields resulting from an aggressive pricing environment. At FedEx Express, FedEx International Priority® package ("IP") volume declined in every major region of the world, although the rate of decline began to slow late in 2009. Reductions in U.S. domestic package and freight volumes at FedEx Express also contributed to the revenue decrease during 2009. However, declines in U.S. domestic package volumes were partially offset by volumes gained from DHL's exit from the U.S. market. These volume decreases were partially offset by yield increases in FedEx Express freight services driven by higher base rates and higher fuel surcharges in the first half of 2009. FedEx Freight LTL Group volumes decreased as a result of the recession despite maintaining market share. Within our FedEx Ground segment, volumes increased during 2009 due to market share gains, including volumes gained from DHL, and FedEx Express customers who chose to use our more economical ground delivery services in light of the recession.

Revenue growth for 2008 was primarily attributable to continued growth in international services at FedEx Express, increases in FedEx Express U.S. domestic package yields and volume growth at FedEx Ground. Higher fuel surcharges were the key driver of increased yields in our transportation segments in 2008. Additionally, FedEx Express international yields benefited from favorable currency exchange rates. Revenue growth for 2008 also improved due to a full year of operations for businesses acquired in 2007 at FedEx Express and FedEx Freight. Revenue growth during 2008 was partially offset by reduced U.S. domestic express volumes as a result of the ongoing weak U.S. economy. The impact of the weak U.S. economy became progressively worse during the year and drove U.S. domestic express shipping volumes to pre-2000 levels during the fourth quarter of 2008.

Impairment and Other Charges

During the fourth quarter of 2009, we took actions in addition to those described above to align the size of our networks to current demand levels by removing equipment and facilities from service and reducing personnel. These actions, combined with the impairment of goodwill related to the Kinko's and Watkins Motor Lines acquisitions, resulted in a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), which is included in our operating results for the fourth quarter of 2009.

The components of the fourth quarter charge include the following (in millions):

Goodwill impairment	$ 900
Asset impairment	202
Other charges	102
	$ 1,204

The goodwill impairment charge includes an $810 million charge related to reduction of the value of the goodwill recorded as a result of the February 2004 acquisition of Kinko's, Inc. (now known as FedEx Office) and a $90 million charge related to reduction of the value of the goodwill recorded as a result of the September 2006 acquisition of the U.S. and Canadian less-than-truckload freight operations of Watkins Motor Lines and certain affiliates (now known as FedEx National LTL). The key factor contributing to the goodwill impairment was a decline in FedEx Office's and FedEx National LTL's recent and forecasted financial performance as a result of weak economic conditions.

The Watkins Motor Lines goodwill impairment charge is included in the results of the FedEx Freight segment. The Kinko's goodwill impairment charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses. For additional information concerning these impairment charges, see Note 4 to the accompanying consolidated financial statements and the Critical Accounting Estimates section of this MD&A.

We had several property and equipment impairment charges during 2009 resulting from decisions to remove assets from service due to the impact of the recession on our business, principally during the fourth quarter. The majority of our asset impairment charges during the fourth quarter of 2009 resulted from our fourth quarter decision to permanently remove from service 10 Airbus A310-200 aircraft and four Boeing MD10-10 aircraft that we own, along with certain excess aircraft engines, at FedEx Express. This decision was a result of our ongoing efforts to optimize our express network in light of continued excess aircraft capacity due to weak economic conditions and the delivery of newer, more fuel-efficient aircraft. Other charges during the fourth quarter of 2009 were primarily associated with aircraft-related lease and contract termination costs at FedEx Express and employee severance.

Our operating results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition.

The impairment of the Kinko's trade name was due to the decision to minimize the use of the Kinko's trade name and rebrand the company as FedEx Office over the next several years. We believe the FedEx Office name better describes the wide range of services available at the company's retail centers and takes full advantage of the FedEx brand. The goodwill impairment charge resulted from a decline in the fair value of the FedEx Office reporting unit in light of economic conditions, the unit's recent and forecasted financial performance and the decision to reduce the rate of network expansion. These 2008 impairment charges are included in operating expenses in the accompanying consolidated statements of income. The charges were included in the results of the FedEx Services segment and were not allocated to our transportation segments, as the charges were unrelated to the core performance of those businesses.

Operating Income

The following table compares operating expenses as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2009	2008	2007
Operating expenses:			
Salaries and employee benefits	**38.8%**	37.4%	39.0%
Purchased transportation	**12.8**	12.2	11.3
Rentals and landing fees	**6.8**	6.4	6.7
Depreciation and amortization	**5.6**	5.1	5.0
Fuel	**10.7**	11.6	9.7
Maintenance and repairs	**5.3**	5.5	5.5
Impairment and other charges	**3.4**	2.3	–
Other	**14.5**	14.0	13.5
Total operating expenses	**97.9**	94.5	90.7
Operating margin	**2.1%**	5.5%	9.3%

Operating income and operating margin declined significantly in 2009, as weak economic conditions drove decreases in volumes at FedEx Express and the FedEx Freight LTL Group and contributed to a more competitive pricing environment that pressured yields. The impairment and other charges described above also negatively impacted operating income and margin in 2009. Operating income and margin in 2009 were also negatively impacted by reduced base copy revenues and expenses associated with organizational changes at FedEx Office. The cost-reduction initiatives (described above) partially mitigated the negative impact of these factors.

The following graphs for our transportation segments show our average cost of jet and vehicle fuel per gallon and the year-over-year percentage change in total fuel expense for the years ended May 31:


Average Fuel Cost
per Gallon
$3.75
$3.25
$2.75
$2.25
$1.75
$1.25
$2.56
$2.65
$3.31
$3.04
$2.77
$2.62
$2.04
$2.12
2006
2007
2008
2009
Vehicle
Jet


Year-Over-Year Percentage Change in
Total Fuel Expense
45%
30%
15%
0%
-15%
-30%
29%
8%
-14%
2006/2007
2007/2008
2008/2009
Fuel Expense

Fuel expenses decreased 14% during 2009, primarily due to decreases in fuel consumption and the average price per gallon of fuel. Jet fuel usage decreased 9% during 2009, as we reduced flight hours in light of lower business levels.

Fuel prices decreased rapidly and significantly during 2009 after peaking during the first quarter, while changes in fuel surcharges for FedEx Express and FedEx Ground lagged these decreases by approximately six to eight weeks. We experienced the opposite effect during 2008, as fuel prices significantly increased. This volatility in fuel prices and fuel surcharges resulted in a net benefit to income in 2009, based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, this analysis does not consider the negative effects that the significantly higher fuel surcharge levels have on our business, including reduced demand and shifts by our customers to lower-yielding services. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services purchased, the base price and extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2009, 2008 and 2007 in the accompanying discussions of each of our transportation segments.

Operating income and operating margin declined during 2008, as the weak U.S. economy and substantially higher fuel costs pressured volume growth at FedEx Express and the FedEx Freight LTL Group. The impairment charges at FedEx Office also negatively affected operating income and margin in 2008. As described above, fuel volatility negatively affected earnings in 2008.

Operating income and margin in 2008 were also negatively impacted by increased net operating costs at FedEx Office and costs of expansion of our domestic express services in China. Higher purchased transportation expenses at FedEx Ground, primarily due to costs associated with independent contractor incentive programs and higher rates paid to our contractors (including higher fuel supplement costs), also had a negative impact on 2008 results. Other operating expenses increased during 2008 primarily due to the full-year inclusion of our 2007 business acquisitions, including the consolidation of the results of our China joint venture at FedEx Express, and higher legal, consulting and insurance costs at FedEx Ground. Lower variable incentive compensation and reduced retirement plans costs, combined with cost-containment activities, partially mitigated the impact of higher net fuel costs and the weak U.S. economy on our overall results for 2008.

Other Income and Expense

Interest expense decreased $13 million during 2009 due to increased capitalized interest primarily related to progress payments on aircraft purchases, which was partially offset by interest costs on higher debt balances. Interest income decreased $18 million during 2009, primarily due to lower interest rates. Net interest expense decreased $1 million during 2008 primarily due to decreased interest expense related to lower debt balances and increased capitalized interest. The 2008 decrease in interest expense was partially offset by decreased interest income due to lower cash balances.

Income Taxes

Our effective tax rates of 85.6% for 2009 and 44.2% for 2008 were significantly impacted by the goodwill impairment charges related to the Kinko's acquisition, which are not deductible for income tax purposes. Our effective tax rate was 37.3% in 2007, which was favorably impacted by the conclusion of various state and federal audits and appeals. The 2007 rate reduction was partially offset by tax charges incurred as a result of a reorganization in Asia associated with our acquisition in China. For 2010, we expect our effective tax rate to be between 38% and 39%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income. Additional information on income taxes, including our effective tax rate reconciliation and liabilities recorded under FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," can be found in Note 11 of the accompanying consolidated financial statements.

Business Acquisitions

During 2007, we made the following acquisitions:

Segment	Business Acquired	Rebranded	Date Acquired	Purchase Price (in millions)
FedEx Freight	Watkins Motor Lines	FedEx National LTL	September 3, 2006	$787
FedEx Express	ANC Holdings Ltd.	FedEx U.K.	December 16, 2006	241
FedEx Express	Tianjin Datian W. Group Co., Ltd. ("DTW Group")	N/A	March 1, 2007	427

These acquisitions expanded our portfolio of services to include long-haul LTL freight services and domestic express services in the United Kingdom and China. See Note 3 of the accompanying consolidated financial statements for further information about these acquisitions. We paid the purchase price for these acquisitions from available cash balances, which included the net proceeds from our $1 billion senior unsecured debt offering completed during 2007. During 2009, 2008 and 2007, we also made other immaterial acquisitions that are not presented in the table above.

Employees Under Collective Bargaining Arrangements

The pilots of FedEx Express, who represent a small percentage of our total employees, are employed under a collective bargaining agreement. During the second quarter of 2007, the pilots ratified a new four-year labor contract that included signing bonuses and other upfront compensation of $143 million, as well as pay increases and other benefit enhancements. These costs were partially mitigated by reductions in the variable incentive compensation of our other employees. The effect of this new agreement on second quarter 2007 net income was $78 million net of tax, or $0.25 per diluted share.

Outlook

We expect continued softness in demand for our services in 2010, as shipping volumes are expected to remain relatively flat as the global recession persists, particularly in the first half of 2010. Our results for the first half of 2009 included the benefit of significantly stronger economic activity and rapidly declining fuel costs, creating difficult year-over-year comparisons. The timing and pace of any economic recovery is difficult to predict, and our outlook for 2010 reflects our expectations for continued challenges in growing volume and yield in this environment. Revenues in 2010 are expected to be negatively impacted by lower yields resulting from lower fuel surcharges due to more stable fuel prices and an aggressive pricing environment for our services. We anticipate volume growth at the FedEx Ground segment due to continued market share gains and flat volumes at the FedEx Express segment for 2010. Further, we expect LTL shipments to decrease for 2010 due to the continued excess capacity in this market. However, if excess capacity exits the LTL industry in 2010, we have the network, resources and capabilities to manage any resulting incremental volumes. Despite the benefit of numerous cost-reduction activities in 2009 (described above), earnings in 2010 will be negatively impacted by lower revenues as a result of the yield and volume pressures described above. If economic conditions deteriorate further, additional actions will be necessary to reduce the size of our networks. However, we will not compromise our outstanding service levels or take actions that negatively impact the customer experience in exchange for short-term cost reductions.

Our capital expenditures for 2010 are expected to be approximately $2.6 billion, as we will continue to balance the need to control spending with the opportunity to make investments with high returns, such as in substantially more fuel-efficient Boeing 757 ("B757") and Boeing 777 Freighter ("B777F") aircraft. Moreover, we will continue to invest in critical long-term strategic projects focused on enhancing and broadening our service offerings to position us for stronger growth under improved economic conditions. However, we could reduce 2010 capital expenditures should conditions worsen. For additional details on key 2010 capital projects, refer to the Liquidity Outlook section of this MD&A.

All of our businesses operate in a competitive pricing environment, exacerbated by continuing volatile fuel prices, which impact our fuel surcharge levels. Historically, our fuel surcharges have largely offset incremental fuel costs; however, volatility in fuel costs may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short-term.

As described in Note 17 of the accompanying consolidated financial statements and the "Independent Contractor Matters" section of our FedEx Ground segment MD&A, we are involved in a number of litigation matters and other proceedings that challenge the status of FedEx Ground's owner-operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its contractors. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are seasonal in nature. Seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For the FedEx Freight LTL Group, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly in our third fiscal quarter.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting pronouncements are relevant to the readers of our financial statements.

On May 31, 2007, we adopted SFAS 158. SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in OCI of unrecognized gains or losses and prior service costs or credits. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through accumulated other comprehensive income ("AOCI").

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end. On June 1, 2008, we made our transition election for the measurement date provision of SFAS 158 using the two-measurement approach. Under this approach, we completed two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. This approach required us to record the net periodic benefit cost for the transition period from March 1, 2008 through May 31, 2008 as an adjustment to beginning retained earnings ($44 million, net of tax) and actuarial gains and losses for the period (a gain of $372 million, net of tax) as an adjustment to the opening balance of AOCI. These adjustments increased the amount recorded for our pension assets by $528 million. Our actuarial gains resulted primarily from a 19-basis-point increase in the discount rate for our primary pension plan and an increase in plan assets at June 1, 2008. For additional information on the adoption of SFAS 158, see Note 12 to the accompanying consolidated financial statements.

On June 1, 2008, we adopted SFAS 157, "Fair Value Measurements," which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. There is a one-year deferral of the adoption of the standard as it relates to nonfinancial assets and liabilities. Therefore, the adoption of SFAS 157 had no impact on our financial statements at June 1, 2008.

In December 2007, the FASB issued SFAS 141R, "Business Combinations," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin ("ARB") No. 51." These new standards significantly change the accounting for and reporting of business combination transactions, including noncontrolling interests (previously referred to as minority interests). For example, these standards require the acquiring entity to recognize the full fair value of assets acquired and liabilities assumed in the transaction and require the expensing of most transaction and restructuring costs. Both standards are effective for us beginning June 1, 2009 (fiscal 2010) and are applicable only to transactions occurring after the effective date.

In December 2008, the FASB issued FASB Staff Position ("FSP") 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. This FSP will be effective for our fiscal year ending May 31, 2010.

In April 2009, the FASB issued FSP No. 107-1 and Accounting Principles Board Opinion ("APB") No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP and APB amends SFAS 107, "Disclosures about Fair Value of Financial Instruments," to require disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods. This FSP and APB will be effective for our first quarter of fiscal year 2010.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard will require us to disclose the date through which we have evaluated subsequent events and the basis for that date. This standard will be effective for our first quarter of fiscal year 2010.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground and the FedEx Freight LTL Group represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments as of May 31, 2009 included the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	FedEx Freight LTL Group: FedEx Freight (regional LTL freight transportation) FedEx National LTL (long-haul LTL freight transportation) FedEx Custom Critical (time-critical transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Services Segment	FedEx Services (sales, marketing and information technology functions) FedEx Office (document and business services and package acceptance) FedEx Customer Information Services ("FCIS") (customer service, billings and collections) FedEx Global Supply Chain Services (logistics services)

Effective June 1, 2009, Caribbean Transportation Services, Inc. ("CTS"), a business in the FedEx Freight segment, was integrated into FedEx Express to leverage synergies between CTS and FedEx Express and to gain cost efficiencies by maximizing the use of FedEx Express assets for this service offering.

FEDEX SERVICES SEGMENT

The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FCIS, which is responsible for customer service, billings and collections for FedEx Express and FedEx Ground U.S. customers; FedEx Global Supply Chain Services, which provides a range of logistics services to our customers; and FedEx Office, which provides retail access to our customers for our package transportation businesses and an array of document and business services.

The costs of the sales, marketing and information technology support provided by FedEx Services and the customer service functions of FCIS, together with the normal, ongoing net operating costs of FedEx Global Supply Chain Services and FedEx Office, are allocated primarily to the FedEx Express and FedEx Ground segments based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $810 million fourth quarter 2009 impairment charge for the Kinko's goodwill and the $891 million 2008 charge predominantly associated with impairment charges for the Kinko's trade name and goodwill were not allocated to the FedEx Express or FedEx Ground segments, as the charges were unrelated to the core performance of those businesses.

FedEx Services segment revenues, which reflect the operations of FedEx Office and FedEx Global Supply Chain Services, decreased 8% during 2009. Revenue generated from new FedEx Office locations added in 2008 and 2009 did not offset declines in base copy revenues, incremental operating costs associated with the new locations and expenses associated with organizational changes. Therefore, the allocated net operating costs of FedEx Office increased during 2009 despite ongoing cost management efforts. In September 2008, FedEx Office began implementation of organizational changes intended to improve profitability and enhance the customer experience.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments includes the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes allocations for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates transportation segment financial performance based on operating income.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

FEDEX EXPRESS SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) for the years ended May 31:

	2009	2008	2007	Percent Change 2009/2008	Percent Change 2008/2007
Revenues:					
Package:					
U.S. overnight box	**$ 6,074**	$ 6,578	$ 6,485	**(8)**	1
U.S. overnight envelope	**1,855**	2,012	1,990	**(8)**	1
U.S. deferred	**2,789**	2,995	2,883	**(7)**	4
Total U.S. domestic package revenue	**10,718**	11,585	11,358	**(7)**	2
International Priority (IP)	**6,978**	7,666	6,722	**(9)**	14
International domestic [1]	**565**	663	370	**(15)**	79
Total package revenue	**18,261**	19,914	18,450	**(8)**	8
Freight:					
U.S.	**2,165**	2,398	2,412	**(10)**	(1)
International Priority Freight	**1,104**	1,243	1,045	**(11)**	19
International airfreight	**369**	406	394	**(9)**	3
Total freight revenue	**3,638**	4,047	3,851	**(10)**	5
Other [2]	**465**	460	380	**1**	21
Total revenues	**22,364**	24,421	22,681	**(8)**	8
Operating expenses:					
Salaries and employee benefits	**8,217**	8,451	8,234[4]	**(3)**	3
Purchased transportation	**1,112**	1,208	1,098	**(8)**	10
Rentals and landing fees	**1,613**	1,673	1,610	**(4)**	4
Depreciation and amortization	**961**	944	856	**2**	10
Fuel	**3,281**	3,785	2,946	**(13)**	28
Maintenance and repairs	**1,351**	1,512	1,444	**(11)**	5
Impairment and other charges	**260**[3]	–	–	**NM**	–
Intercompany charges	**2,103**	2,134	2,046	**(1)**	4
Other	**2,672**	2,813	2,456	**(5)**	15
Total operating expenses	**21,570**	22,520	20,690	**(4)**	9
Operating income	**$ 794**	$ 1,901	$ 1,991	**(58)**	(5)
Operating margin	**3.6%**	7.8%	8.8%	**(420)bp**	(100)bp

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, China and India. We reclassified the prior period international domestic revenues previously included within other revenues to conform to the current period presentation.
(2) Other revenues includes FedEx Trade Networks.
(3) Represents charges associated with aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.
(4) Includes a charge of $143 million for signing bonuses and other upfront compensation associated with a four-year labor contract with our pilots.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2009	2008	2007	Percent Change 2009/2008	Percent Change 2008/2007
Package Statistics [1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,127**	1,151	1,174	**(2)**	(2)
U.S. overnight envelope	**627**	677	706	**(7)**	(4)
U.S. deferred	**849**	895	898	**(5)**	–
Total U.S. domestic ADV	**2,603**	2,723	2,778	**(4)**	(2)
IP	**475**	517	487	**(8)**	6
International domestic [2]	**298**	296	134	**1**	121
Total ADV	**3,376**	3,536	3,399	**(5)**	4
Revenue per package (yield):					
U.S. overnight box	**$ 21.21**	$ 22.40	$ 21.66	**(5)**	3
U.S. overnight envelope	**11.65**	11.66	11.06	**–**	5
U.S. deferred	**12.94**	13.12	12.59	**(1)**	4
U.S. domestic composite	**16.21**	16.68	16.04	**(3)**	4
IP	**57.81**	58.11	54.13	**(1)**	7
International domestic [2]	**7.50**	8.80	10.77	**(15)**	(18)
Composite package yield	**21.30**	22.08	21.28	**(4)**	4
Freight Statistics [1]					
Average daily freight pounds:					
U.S.	**7,287**	8,648	9,569	**(16)**	(10)
International Priority Freight	**1,959**	2,220	1,878	**(12)**	18
International airfreight	**1,475**	1,817	1,831	**(19)**	(1)
Total average daily freight pounds	**10,721**	12,685	13,278	**(15)**	(4)
Revenue per pound (yield):					
U.S.	**$ 1.17**	$ 1.09	$ 0.99	**7**	10
International Priority Freight	**2.22**	2.20	2.18	**1**	1
International airfreight	**0.99**	0.88	0.84	**13**	5
Composite freight yield	**1.34**	1.25	1.14	**7**	10

(1) Package and freight statistics include only the operations of FedEx Express.
(2) International domestic statistics include our international domestic express operations, primarily in the United Kingdom, Canada, China and India.

FedEx Express Segment Revenues

FedEx Express segment revenues decreased 8% in 2009 due to a decrease in volumes in virtually all services as a result of the significant deterioration in global economic conditions and lower yields driven by unfavorable exchange rates, lower package weights and a more competitive pricing environment. IP volume declined in every major region of the world. During 2009, volume gains resulting from DHL's exit from the U.S. domestic market were not enough to offset the negative impact of weak global economic conditions. While we acquired significant volumes from this competitor, these shipments were generally at lower weights and yields than our other volumes.

The decrease in composite package yield in 2009 was driven by decreases in U.S. domestic package, international domestic and IP yields. U.S. domestic package yield decreased 3% in 2009 due to lower package weights and a lower rate per pound. International domestic yield decreased 15% during 2009 due to unfavorable exchange rates and a lower rate per pound. IP yield decreased 1% during 2009 due to unfavorable exchange rates and lower package weights, partially offset by a higher rate per pound. Composite freight yield increased in 2009 due to general rate increases and higher fuel surcharges.

FedEx Express revenues increased in 2008 primarily due to increases in fuel surcharges, growth in IP volume and the impact of favorable currency exchange rates. Revenue increases during 2008 were partially offset by decreased volumes in U.S. domestic package and freight services, as the weak U.S. economy and persistently higher fuel prices and the related impact on our fuel surcharges restrained demand for these services.

The increase in composite package yield in 2008 was driven by increases in IP and U.S. domestic yields, partially offset by decreased international domestic yield. IP yield increased in 2008, primarily due to favorable exchange rates, higher fuel surcharges and increases in package weights. U.S. domestic package yield increased in 2008 primarily due to higher fuel surcharges and general rate increases. International domestic yield decreased during 2008 as a result of the inclusion of lower-yielding services from the companies acquired in 2007. Composite freight yield increased in 2008 due to the impact of changes in service mix, higher fuel surcharges and favorable exchange rates.

IP volume growth during 2008 resulted from increased demand in Asia, U.S. outbound and Europe. Increased international domestic volumes during 2008 were driven by business acquisitions in the second half of 2007. U.S. domestic package and freight volumes decreased during 2008, as the weak U.S. economy and rising fuel prices negatively impacted demand for these services.

In January 2009 and 2008, we implemented a 6.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points. Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows, for the years ended May 31:

	2009	2008	2007
U.S. Domestic and Outbound Fuel Surcharge:			
Low	**–%**	13.50%	8.50%
High	**34.50**	25.00	17.00
Weighted-Average	**17.45**	17.06	12.91
International Fuel Surcharges:			
Low	**–**	12.00	8.50
High	**34.50**	25.00	17.00
Weighted-Average	**16.75**	16.11	12.98

FedEx Express Segment Operating Income

The following table compares operating expenses as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2009	2008	2007
Operating expenses:			
Salaries and employee benefits	**36.7%**	34.6%	36.3%[2]
Purchased transportation	**5.0**	4.9	4.8
Rentals and landing fees	**7.2**	6.9	7.1
Depreciation and amortization	**4.3**	3.9	3.8
Fuel	**14.7**	15.5	13.0
Maintenance and repairs	**6.0**	6.2	6.4
Impairment and other charges	**1.2**[1]	–	–
Intercompany charges	**9.4**	8.7	9.0
Other	**11.9**	11.5	10.8
Total operating expenses	**96.4**	92.2	91.2
Operating margin	**3.6%**	7.8%	8.8%

(1) Includes a charge of $260 million related to impairment charges associated with aircraft-related assets and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.

(2) Includes a charge of $143 million for signing bonuses and other upfront compensation associated with a four-year labor contract with our pilots.

FedEx Express segment operating income and operating margin declined in 2009 as a result of the continued weak global economy and high fuel prices in the first half of 2009, both of which limited demand for our U.S. domestic package and IP services.

During 2009, in response to weak business conditions, we implemented several actions (in addition to those described above in the Overview section) to lower our cost structure, including significant volume-related reductions in flight hours. We also lowered fuel consumption and maintenance costs, as we temporarily grounded a limited number of aircraft due to excess capacity in the current economic environment. Our cost-containment activities also included deferral of merit-based pay increases. All of these actions partially mitigated the impact of lower volumes on our results.

During the fourth quarter of 2009, we took additional actions to align the size of our networks to current demand levels by removing equipment and facilities from service and reducing personnel. As a result of these actions, we recorded charges of $199 million for the impairment of certain aircraft and aircraft engines and $57 million for aircraft-related lease and contract termination and employee severance costs related to workforce reductions.

Fuel costs decreased 13% in 2009 due to decreases in fuel consumption and the average price per gallon of fuel. Fuel surcharges were sufficient to offset fuel costs for 2009, based on a static analysis of the impact to operating income of the year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, this analysis does not consider the negative effects that the significantly higher fuel surcharge levels have on our business, including reduced demand and shifts to lower-yielding services. Maintenance and repairs expense decreased 11% primarily due to a volume-related reduction in flight hours and the permanent and temporary grounding of certain aircraft due to excess capacity in the current economic environment.

Operating results for 2008 were negatively impacted by record high fuel prices, the continued weak U.S. economy and our continued investment in domestic express services in China. However, revenue growth in IP services, reduced retirement plan costs, the favorable impact of foreign currency exchange rates and lower variable incentive compensation partially offset the impact of these factors on operating income during 2008.

Fuel costs increased in 2008 due to an increase in the average price per gallon of fuel. The volatility in fuel prices and fuel surcharges resulted in a net benefit to income in 2008, based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

Other operating expenses increased during 2008 principally due to the inclusion of our 2007 business acquisitions, including the full consolidation of the results of our China joint venture. Purchased transportation costs increased in 2008 primarily due to the inclusion of our 2007 business acquisitions, the impact of higher fuel costs and IP volume growth, which requires a higher utilization of contract pickup and delivery services. These increases in purchased transportation costs were partially offset by the elimination of payments by us for pickup and delivery services provided by our former China joint venture partner, as we acquired this business in the second half of 2007. The increase in depreciation expense during 2008 was principally due to aircraft purchases and our 2007 business acquisitions. Intercompany charges increased during 2008 primarily due to increased net operating costs at FedEx Office associated with declines in copy revenues, as well as higher expenses associated with store expansion, advertising and promotions, and service improvement activities. This increase was partially offset by lower allocated fees from FedEx Services due to cost-containment activities.

FedEx Express Segment Outlook

We expect revenues to decline at FedEx Express in 2010 as a result of significantly lower fuel surcharges and the ongoing global recession. U.S. domestic and IP package volumes are expected to be flat, and yields are expected to be negatively impacted by a competitive pricing environment and the ongoing global recession.

FedEx Express segment operating income and operating margin are expected to increase slightly in 2010. We expect the full year impact of actions taken in 2009 to lower our cost structure, combined with additional cost-containment initiatives in 2010, will be mostly offset by a significant decline in revenues.

Capital expenditures at FedEx Express are expected to increase in 2010 driven by incremental investments for the new B777F aircraft, the first of which is expected to enter revenue service in 2010. These aircraft capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth.

FEDEX GROUND SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2009	2008	2007	**2009/ 2008**	2008/ 2007
Revenues	**$7,047**	$6,751	$6,043	**4**	12
Operating expenses:					
Salaries and employee benefits	**1,102**	1,073	1,006	**3**	7
Purchased transportation [1]	**2,918**	2,878	2,430	**1**	18
Rentals	**222**	189	166	**17**	14
Depreciation and amortization	**337**	305	268	**10**	14
Fuel [1]	**9**	14	13	**(36)**	8
Maintenance and repairs	**147**	145	134	**1**	8
Intercompany charges	**710**	658	569	**8**	16
Other	**795**	753	635	**6**	19
Total operating expenses	**6,240**	6,015	5,221	**4**	15
Operating income	**$ 807**	$ 736	$ 822	**10**	(10)
Operating margin	**11.5%**	10.9%	13.6%	**60bp**	(270)bp
Average daily package volume:					
FedEx Ground	**3,404**	3,365	3,126	**1**	8
FedEx SmartPost	**827**	618	599	**34**	3
Revenue per package (yield):					
FedEx Ground	**$ 7.70**	$ 7.48	$ 7.21	**3**	4
FedEx SmartPost	**$ 1.81**	$ 2.09	$ 1.88	**(13)**	11

(1) We reclassified certain fuel supplement costs related to our independent contractors from fuel expense to purchased transportation expense to conform to the current period presentation.

FedEx Ground Segment Revenues

FedEx Ground segment revenues increased 4% in 2009 due to yield improvement at FedEx Ground and volume growth at both FedEx SmartPost and FedEx Ground. FedEx Ground volume growth during 2009 resulted from market share gains, including volumes gained from DHL's exit from the U.S. market, and continued growth in the FedEx Home Delivery service. FedEx Ground volumes also benefited from existing FedEx Express customers' opting for lower-cost FedEx Ground offerings. Yield improvement at FedEx Ground during 2009 was primarily due to higher base rates (partially offset by higher customer discounts), increased extra service revenue and higher fuel surcharges.

FedEx SmartPost picks up shipments from customers and delivers them to various points within the United States Postal Service ("USPS") network for final delivery. FedEx SmartPost revenue and yield represent the amount charged to customers net of postage paid to the USPS. FedEx SmartPost volume growth during 2009 resulted from market share gains, including volumes gained from DHL's exit from the U.S. market. Yields at FedEx SmartPost decreased 13% during 2009 due to changes in customer and service mix.

FedEx Ground segment revenues increased during 2008 due to volume and yield growth. Volume growth at FedEx Ground resulted from market share gains and the customer appeal of our cost-effective alternative to overnight air delivery services. Average daily volumes at FedEx Ground increased during 2008 due to increased commercial business and the continued growth of our FedEx Home Delivery service. Yield improvement during 2008 was primarily due to the impact of general rate increases, higher extra service revenue (primarily through our residential, additional handling and large package surcharges) and higher fuel surcharges, partially offset by higher customer discounts and a lower average weight and zone per package.

In January 2009, we implemented a 5.9% average list price increase and made various changes to other surcharges on FedEx Ground shipments. In January 2008, we implemented a 4.9% average list price increase and made various changes to other surcharges on FedEx Ground shipments. The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2009	2008	2007
Low	**2.25%**	4.50%	3.50%
High	**10.50**	7.75	5.25
Weighted-Average	**6.61**	5.47	4.18

FedEx Ground Segment Operating Income

The following table compares operating expenses as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2009	2008	2007
Operating expenses:			
Salaries and employee benefits	**15.6%**	15.9%	16.7%
Purchased transportation	**41.4**	42.6	40.2
Rentals	**3.1**	2.8	2.8
Depreciation and amortization	**4.8**	4.5	4.4
Fuel	**0.1**	0.2	0.2
Maintenance and repairs	**2.1**	2.1	2.2
Intercompany charges	**10.1**	9.8	9.4
Other	**11.3**	11.2	10.5
Total operating expenses	**88.5**	89.1	86.4
Operating margin	**11.5%**	10.9%	13.6%

FedEx Ground segment operating income and operating margin increased during 2009 primarily due to the timing impact of fuel surcharges and yield growth. Rapidly declining fuel costs and the timing lag between such declines and adjustments to our fuel surcharges provided a significant benefit to FedEx Ground results for 2009.

Rent expense increased 17% and depreciation expense increased 10% during 2009 primarily due to higher spending on material handling equipment and facilities associated with our multi-year network expansion plan. Purchased transportation costs increased slightly in 2009 as a result of higher rates paid to our independent contractors and costs associated with our independent contractor programs (described below), partially offset by a decrease in fuel costs. The increase in salaries and employee benefits expense during 2009 was partially offset by the base salary reductions and suspension of 401(k) company-matching contributions described in the Overview section. Intercompany charges increased 8% during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge), higher general and administrative costs and higher allocated customer service costs. Other operating expenses increased 6% during 2009 primarily due to higher reserve requirements for liability insurance. Lower legal costs, including settlements, partially offset the increase in other operating expenses in 2009.

FedEx Ground segment operating income decreased during 2008, as revenue growth was more than offset by higher independent contractor-related costs, the net impact of increased fuel costs, costs associated with our multi-year network expansion plan, higher intercompany charges and higher legal costs (including fees paid to external counsel, settlement costs and loss accruals). However, lower variable incentive compensation partially offset the net impact of these factors on operating income during 2008.

Purchased transportation costs increased during 2008 as a result of higher rates paid to our independent contractors (including the impact of higher fuel costs) and costs associated with our independent contractor programs (described below). Fuel surcharges were not sufficient to offset the effect of fuel costs on our year-over-year operating results for 2008, due to the timing lag that exists between when we purchase fuel and when our indexed fuel surcharges automatically adjust.

Intercompany charges increased during 2008 primarily due to increased net operating costs at FedEx Office associated with declines in copy revenues, as well as higher expenses associated with store expansion, advertising and promotions, and service improvement activities. In addition, higher allocated sales and marketing and customer service costs from FedEx Services contributed to the increase in intercompany charges for 2008. Other operating expenses increased during 2008, primarily due to higher legal, consulting and insurance costs. Depreciation expense and rent expense increased in 2008 primarily due to higher spending on material handling equipment and facilities associated with our multi-year capacity expansion plan.

Independent Contractor Matters

FedEx Ground faces increased regulatory and legal uncertainty with respect to its independent contractors. As part of its operations, FedEx Ground has made changes to its relationships with contractors that, among other things, provide incentives for improved service and enhanced regulatory and other compliance by our contractors. During the second quarter of 2008, FedEx Ground announced an ongoing nationwide program, which provides greater incentives to certain of its contractors who choose to grow their businesses by adding routes. Also, during the second quarter of 2008, FedEx Ground offered special incentives to encourage California-based single route contractors to transform their operations into multiple-route businesses or sell their routes to others.

During 2009, because of state-specific legal and regulatory issues, FedEx Ground offered special incentives to encourage each New Hampshire-based and Maryland-based single-route pickup-and-delivery contractor to assume responsibility for the pickup-and-delivery operations of an entire geographic service area that includes multiple routes. These programs were well received, and the aggregate amount of these incentives was immaterial.

As of May 31, 2009, approximately 60% of all service areas nationwide are supported by multiple-route contractors, which comprise approximately 35% of all FedEx Ground pickup-and-delivery contractors.

FedEx Ground is involved in numerous purported or certified class-action lawsuits, state tax and other administrative proceedings and Internal Revenue Service audits that claim or are examining whether the company's owner-operators should be treated as employees, rather than independent contractors. For a description of these proceedings, see Note 17 of the accompanying consolidated financial statements.

FedEx Ground Segment Outlook

We expect the FedEx Ground segment to have continued revenue growth in 2010, led by increases in commercial and FedEx Home Delivery average daily volumes due to market share gains. FedEx SmartPost volumes are also expected to grow due to market share gains and the introduction of new services. Yield improvement at FedEx Ground is expected to be limited in 2010 as a result of a competitive pricing environment and decreases in fuel surcharges. Yields at FedEx SmartPost are expected to decline due to service mix changes.

FedEx Ground segment operating income in 2010 is expected to increase slightly, as revenue growth will be mostly offset by costs associated with network expansion and ongoing enhancements to our independent contractor model.

Capital spending is expected to decline slightly in 2010 with the majority of our spending resulting from our continued network expansion and productivity-enhancing technologies. We are committed to investing in the FedEx Ground network because of the long-term benefits we will experience from these investments.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner-operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make material changes to our contractor model. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX FREIGHT SEGMENT

The following table shows revenues, operating expenses, operating (loss)/income and operating margin (dollars in millions) and selected statistics for the years ended May 31:

	2009	2008	2007 [2]	Percent Change 2009/ 2008	Percent Change 2008/ 2007
Revenues	**$4,415**	$4,934	$4,586	**(11)**	8
Operating expenses:					
Salaries and employee benefits	**2,247**	2,381	2,250	**(6)**	6
Purchased transportation	**540**	582	465	**(7)**	25
Rentals	**139**	119	112	**17**	6
Depreciation and amortization	**224**	227	195	**(1)**	16
Fuel	**520**	608	468	**(14)**	30
Maintenance and repairs	**153**	175	165	**(13)**	6
Impairment and other charges	**100** [1]	–	–	**NM**	–
Intercompany charges	**109**	81	61	**35**	33
Other	**427**	432	407	**(1)**	6
Total operating expenses	**4,459**	4,605	4,123	**(3)**	12
Operating (loss)/income	**$ (44)**	$ 329	$ 463	**(113)**	(29)
Operating margin	**(1.0)%**	6.7%	10.1%	**(770)bp**	(340)bp
Average daily LTL shipments (in thousands)	**74.4**	79.7	78.2	**(7)**	2
Weight per LTL shipment (lbs)	**1,126**	1,136	1,130	**(1)**	1
LTL yield (revenue per hundredweight)	**$19.07**	$19.65	$18.65	**(3)**	5

(1) Represents impairment charges associated with goodwill related to the Watkins Motor Lines acquisition and other charges primarily associated with employee severance.
(2) Includes the results of FedEx National LTL from the date of its acquisition on September 3, 2006.

FedEx Freight Segment Revenues

FedEx Freight segment revenues decreased 11% in 2009 primarily due to a decrease in average daily LTL shipments and lower LTL yield. Average daily LTL shipments decreased 7% during 2009 as a result of the current economic recession, which has resulted in the weakest LTL environment in decades. Despite these conditions, we maintained market share. LTL yield decreased 3% during 2009 due to the continuing effects of the competitive pricing environment and lower fuel surcharges.

FedEx Freight segment revenues increased in 2008 primarily due to the full-year inclusion of the FedEx National LTL acquisition. LTL yield increased during 2008, reflecting higher yields from longer-haul FedEx National LTL shipments, higher fuel surcharges (despite a fuel surcharge rate reduction in the first quarter of 2008) and the impact of the January 2008 general rate increase. Average daily LTL shipments grew slightly in 2008, reflecting the full-year inclusion of FedEx National LTL.

In January 2009, we implemented 5.7% general rate increases for FedEx Freight and FedEx National LTL shipments. In January 2008, we implemented a 5.48% general rate increase for FedEx Freight and a commensurate general rate increase for FedEx National LTL. The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2009	2008	2007
Low	**8.3%**	14.5%	14.0%
High	**23.9**	23.7	21.2
Weighted-Average	**15.7**	17.7	17.8

FedEx Freight Segment Operating (Loss)/Income

The following table compares operating expenses as a percent of revenue for the years ended May 31:

	Percent of Revenue 2009	2008	2007
Operating expenses:			
Salaries and employee benefits	**50.9%**	48.3%	49.1%
Purchased transportation	**12.2**	11.8	10.1
Rentals	**3.1**	2.4	2.4
Depreciation and amortization	**5.0**	4.6	4.3
Fuel	**11.8**	12.3	10.2
Maintenance and repairs	**3.5**	3.5	3.6
Impairment and other charges	**2.3** [1]	–	–
Intercompany charges	**2.5**	1.6	1.3
Other	**9.7**	8.8	8.9
Total operating expenses	**101.0**	93.3	89.9
Operating margin	**(1.0)%**	6.7%	10.1%

(1) Represents impairment charges associated with goodwill related to the Watkins Motor Lines acquisition and other charges primarily associated with employee severance.

The decrease in average daily LTL shipments and the competitive pricing environment driven by the U.S. recession and excess capacity in the market had a significant negative impact on operating income and operating margin in 2009. In addition, we recorded a charge of $90 million related to the impairment of goodwill related to the Watkins Motor Lines acquisition and a charge of $10 million primarily related to employee severance.

In response to the current economic environment, excess capacity in the LTL market and reduced shipment volumes, we implemented several actions throughout 2009 to lower our cost structure. These actions included consolidating FedEx Freight regional offices, removing equipment from service and reducing hours and personnel to better match current demand levels.

Fuel costs decreased 14% during 2009 due primarily to a lower average price per gallon of diesel fuel and decreased fuel consumption due to lower volume levels. Based on a static analysis of the year-over-year changes in fuel costs compared to changes in fuel surcharges, fuel surcharges offset the impact of fuel costs for 2009. However, this analysis does not consider other effects that fuel prices and related fuel surcharges levels have on our business, including changes in customer demand and the impact on base rates and rates paid to our third-party transportation providers. Purchased transportation costs decreased 7% during 2009 primarily due to lower shipment volumes and decreased utilization of third-party providers. Maintenance and repairs expense decreased 13% in 2009 primarily due to lower shipment volumes and rebranding costs for FedEx National LTL incurred in 2008. Rent expense increased 17% during 2009 primarily due to service center expansions related to strategically investing in key markets for long-term growth. Intercompany charges increased 35% during 2009 primarily due to allocated telecommunication expenses (formerly a direct charge) and higher allocated information technology costs from FedEx Services.

FedEx Freight segment operating income and operating margin decreased substantially in 2008 primarily due to the net impact of higher fuel costs and a fuel surcharge rate reduction in the first quarter of 2008, along with higher purchased transportation costs due to increased utilization of and rates paid to third-party transportation providers. Lower variable incentive compensation partially offset the net impact of these factors on operating income during 2008.

In 2008, the full-year inclusion of FedEx National LTL in our results impacted the comparability of all our operating expenses. Fuel costs increased during 2008 due to an increase in the average price per gallon of diesel fuel, which also increased rates paid to our third-party transportation providers. Fuel surcharges were not sufficient to offset incremental fuel costs for 2008, based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges. Purchased transportation costs increased in 2008 primarily due to the inclusion of FedEx National LTL, which uses a higher proportion of these services, and higher rates paid to our third-party transportation providers. Including incremental costs from FedEx National LTL, depreciation expense increased during 2008 due to investments in information technology and equipment purchased to support ongoing replacement requirements and long-term volume growth. Intercompany charges increased during 2008 primarily due to higher allocated marketing and information technology costs from FedEx Services.

FedEx Freight Segment Outlook

We expect a decline in demand for LTL freight services in 2010 as a result of the continued weak economic conditions and excess capacity in the LTL industry. Ultimately, we believe it is probable that excess capacity will be reduced within the LTL industry given the current economic environment. Industry conditions will result in lower revenues and negatively impact operating income at the FedEx Freight LTL Group, particularly in the first half of 2010. However, we expect volume growth in the second half of 2010. Given the cost-reduction actions taken in 2009, we are well positioned to manage through the current economic recession. If excess capacity exits the LTL industry in 2010, we have the network, resources and capabilities to manage resulting incremental volumes. We will continue to focus on cost-containment activities during 2010, including further productivity improvements and ongoing integration of information technology platforms across our LTL business.

Capital spending is expected to increase slightly in 2010 with the majority of our spending resulting from the replacement of transportation and handling equipment and information technology projects.

Financial Condition

LIQUIDITY

Cash and cash equivalents totaled $2.292 billion at May 31, 2009, compared to $1.539 billion at May 31, 2008 and $1.569 billion at May 31, 2007. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2009	2008	2007
Operating activities:			
Net income	**$ 98**	$ 1,125	$2,016
Noncash impairment charges	**1,103**	882	–
Other noncash charges and credits	**2,554**	2,305	1,988
Changes in assets and liabilities	**(1,002)**	(847)	(447)
Cash provided by operating activities	**2,753**	3,465	3,557
Investing activities:			
Business acquisitions, net of cash acquired	**(3)**	(4)	(1,310)
Capital expenditures and other	**(2,380)**	(2,893)	(2,814)
Cash used in investing activities	**(2,383)**	(2,897)	(4,124)
Financing activities:			
Proceeds from debt issuances	**1,000**	–	1,054
Principal payments on debt	**(501)**	(639)	(906)
Dividends paid	**(137)**	(124)	(110)
Other	**38**	146	155
Cash provided by (used in) financing activities	**400**	(617)	193
Effect of exchange rate changes on cash	**(17)**	19	6
Net increase (decrease) in cash and cash equivalents	**$ 753**	$ (30)	$ (368)

Cash Provided by Operating Activities. Cash flows from operating activities decreased $712 million in 2009 primarily due to reduced income and a $600 million increase in contributions to our tax-qualified U.S. domestic pension plans ("U.S. Retirement Plans"), partially offset by a $307 million reduction in income tax payments. Noncash charges and credits increased in 2009 due to our goodwill and asset impairment charges. Cash flows from operating activities decreased $92 million in 2008 primarily due to higher operating costs, particularly fuel and purchased transportation, partially offset by year-over-year reductions in income tax payments of $248 million. We made tax-deductible voluntary contributions to our U.S. Retirement Plans of $1.1 billion during 2009, $479 million during 2008 and $482 million during 2007.

Cash Used for Investing Activities. Capital expenditures during 2009 were 17% lower largely due to decreased spending at FedEx Express and FedEx Services. Capital expenditures during 2008 were 2% higher largely due to planned expenditures for facility expansion at FedEx Express and FedEx Ground. During 2007, $1.3 billion of cash was used for the FedEx National LTL, FedEx U.K., DTW Group and other acquisitions. See Note 3 of the accompanying consolidated financial statements for further discussion of these acquisitions. See "Capital Resources" for a discussion of capital expenditures during 2009 and 2008.

Debt Financing Activities. We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

In January 2009, we issued $1 billion of senior unsecured debt under our shelf registration statement, comprised of fixed-rate notes totaling $250 million due in January 2014 and $750 million due in January 2019. The fixed-rate notes due in January 2014 bear interest at an annual rate of 7.375%, payable semi-annually, and the fixed-rate notes due in January 2019 bear interest at an annual rate of 8.00%, payable semi-annually. A portion of the net proceeds were used for repayment of our $500 million aggregate principal amount of 3.5% notes that matured on April 1, 2009. We plan to use the remaining net proceeds for working capital and general corporate purposes, including the repayment upon maturity of all or a portion of our $500 million aggregate principal amount of 5.50% notes maturing on August 15, 2009.

A $1 billion revolving credit agreement is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. This revolving credit agreement expires in July 2010. Our revolving credit agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.6 to 1.0 at May 31, 2009. Under this financial covenant, our additional borrowing capacity is capped. While our fourth quarter 2009 goodwill impairment charges and our SFAS 158 equity adjustment had a negative impact on our borrowing capacity, we continue to have significant available borrowing capacity under this covenant. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations. As of May 31, 2009, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

Dividends. We paid cash dividends of $137 million in 2009, $124 million in 2008 and $110 million in 2007. On June 8, 2009, our Board of Directors declared a dividend of $0.11 per share of common stock. The dividend was paid on July 1, 2009 to stockholders of record as of the close of business on June 18, 2009. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year. In connection with our most recent annual evaluation of the quarterly dividend payment amount, and in light of current economic conditions, we decided not to increase the amount at that time.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities and package-handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

				Percent Change	
	2009	2008	2007	**2009/ 2008**	2008/ 2007
Aircraft and related equipment	**$ 925**	$ 998	$1,107	**(7)**	(10)
Facilities and sort equipment	**742**	900	674	**(18)**	34
Vehicles	**319**	404	445	**(21)**	(9)
Information and technology investments	**298**	366	431	**(19)**	(15)
Other equipment	**175**	279	225	**(37)**	24
Total capital expenditures	**$2,459**	$2,947	$2,882	**(17)**	2
FedEx Express segment	**$1,348**	$1,716	$1,672	**(21)**	3
FedEx Ground segment	**636**	509	489	**25**	4
FedEx Freight segment	**240**	266	287	**(10)**	(7)
FedEx Services segment	**235**	455	432	**(48)**	5
Other	**–**	1	2	**NM**	NM
Total capital expenditures	**$2,459**	$2,947	$2,882	**(17)**	2

Capital expenditures during 2009 were lower than the prior year primarily due to decreased spending at FedEx Express for facilities and aircraft and aircraft-related equipment. Prior year FedEx Express capital expenditures included construction of a new regional hub in Greensboro, N.C., sort expansion of the Indianapolis hub, expansion of the Memphis hub and construction of a new office building in Memphis. FedEx Services capital expenditures decreased in 2009 primarily due to the planned reduction in FedEx Office network expansion, decreased spending and the postponement of several information technology projects, along with the substantial completion of information technology facility expansions in the prior year. Capital spending at FedEx Ground increased in 2009 due to increased spending on facilities and sort equipment associated with its comprehensive network expansion plan. Capital expenditures increased during 2008 primarily due to increased spending at FedEx Express for facility expansion and expenditures at FedEx Services for information technology facility expansions and the addition of new FedEx Office locations.

LIQUIDITY OUTLOOK

We had $2.3 billion in cash and cash equivalents as of May 31, 2009. For 2010, we believe that our existing cash and cash equivalents, cash flow from operations, and available financing sources will be adequate to meet our liquidity needs, including working capital, capital expenditure requirements and debt payment obligations (described above). Although we expect higher capital expenditures in 2010, we anticipate that our cash flow from operations will exceed our investing activities, excluding any acquisitions. We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically for future growth.

Secured financing may be used to obtain capital assets if we determine that it best suits our needs. Historically, we have been successful in obtaining unsecured financing, from both domestic and international sources, although the marketplace for such investment capital can become restricted depending on a variety of economic factors, as we experienced in 2009. During 2009, global credit markets experienced significant liquidity disruptions, and continued uncertainty in the credit markets has made financing terms for borrowers less attractive and in certain cases resulted in the unavailability of certain types of debt financing, such as commercial paper. Although these factors may make it more difficult or expensive for us to access credit markets, we still have access to credit, as evidenced by our debt issuance in the third quarter of 2009.

The American Recovery and Reinvestment Act of 2009 was signed into law in February 2009. Among other things, this law extends the bonus tax depreciation deductions for qualified assets acquired and placed into service during calendar year 2009. As a result of this extension, we estimate that the net benefit from bonus tax depreciation provisions passed in 2008 and 2009 could be approximately $50 million in 2010; however, the actual amount is subject to the nature and timing of our capital expenditures in 2010, which may be impacted by economic conditions.

Our capital expenditures are expected to be $2.6 billion in 2010 and will include spending for aircraft and related equipment at FedEx Express, network expansion at FedEx Ground and revenue equipment at FedEx Freight. We also continue to invest in productivity-enhancing technologies. We expect approximately 61% of capital expenditures in 2010 will be designated for growth initiatives and 39% for ongoing maintenance activities. Our expected capital expenditures for 2010 include $1.1 billion in investments for aircraft and aircraft-related equipment at FedEx Express. Aircraft-related capital outlays include the B757s, the first of which entered revenue service in 2009 and which are substantially more fuel-efficient per unit than the aircraft type they are replacing, and the new B777Fs, the first of which is expected to enter revenue service in 2010. These aircraft-related capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth. Our ability to delay the timing of these aircraft-related expenditures is limited without incurring significant costs to modify existing purchase agreements.

In December 2008, we reached an agreement with Boeing to defer the delivery of certain B777F aircraft by up to 17 months. In addition, in January 2009, we exercised our option with Boeing to purchase an additional 15 B777F aircraft and obtained an option to purchase an additional 15 B777F aircraft. Our obligation to purchase these additional aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Accordingly, we have now agreed, subject to the above contractual condition, to purchase a total of 30 B777F aircraft and hold an option to purchase an additional 15 B777F aircraft.

During 2009, we made $1.1 billion in tax-deductible voluntary contributions to our U.S. Retirement Plans in order to improve their funded status. These contributions included $483 million in September 2008 and $600 million in May 2009. Our U.S. Retirement Plans have ample funds to meet benefit payments. However, current market conditions have negatively impacted our plan asset values, resulting in the 2009 recognition of a $1.2 billion charge to OCI, and increasing our minimum expected funding requirements for 2010. For 2010, we anticipate making contributions to our U.S. Retirement Plans totaling approximately $850 million, including approximately $500 million in voluntary contributions and $350 million in minimum required contributions, beginning in the second quarter of 2010.

In June 2009, Standard & Poor's reaffirmed our senior unsecured debt credit rating of BBB and commercial paper rating of A-2 and our ratings outlook as "stable." During the third quarter of 2009, Moody's Investors Service reaffirmed our senior unsecured debt credit rating of Baa2 and commercial paper rating of P-2. However, Moody's downgraded our ratings outlook to "negative." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt ratings drop below investment grade, our access to financing may become limited.

In 2010, scheduled debt payments include $664 million of principal payments on unsecured notes and capitalized leases.

CONTRACTUAL CASH OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2009. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2009. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year (Undiscounted)						
(in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Operating activities:							
Operating leases	$1,759	$1,612	$1,451	$1,316	$1,166	$ 7,352	$14,656
Non-capital purchase obligations and other	234	137	111	62	11	125	680
Interest on long-term debt	157	144	126	98	97	1,815	2,437
Required quarterly contributions to our U.S. Retirement Plans	350	–	–	–	–	–	350
Investing activities:							
Aircraft and aircraft-related capital commitments	964	791	527	425	466	1,924	5,097
Other capital purchase obligations	69	–	–	–	–	–	69
Financing activities:							
Debt	500	250	–	300	250	989	2,289
Capital lease obligations	164	20	8	119	2	15	328
Total	$4,197	$2,954	$2,223	$2,320	$1,992	$12,220	$25,906

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above. In addition, we have historically made voluntary tax-deductible contributions to our U.S. Retirement Plans. These amounts have not been legally required and therefore are not reflected in the table above. However, included in the table above are anticipated minimum required quarterly contributions totaling $350 million for 2010 that begin in the second quarter.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare plan liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within 12 months, which are included in current liabilities.

Operating Activities

In accordance with accounting principles generally accepted in the United States, future contractual payments under our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2009. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

The amounts reflected for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital related. Such contracts include those for printing and advertising and promotions contracts. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 16 of the accompanying consolidated financial statements for more information.

Included in the preceding table within the caption entitled "Non-capital purchase obligations and other" is our estimate of the current portion of the liability for uncertain tax positions under FIN 48 of $5 million. We cannot reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the liability ($67 million) is excluded from the preceding table. See Note 11 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, all of which are fixed rate.

Investing Activities

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital-related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment contracts. In addition, we have committed to modify our DC10 aircraft for two-man cockpit configuration, which is reflected in the table above. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 16 of the accompanying consolidated financial statements for more information.

Financing Activities
We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the surety bonds and letters of credit themselves.

The amounts reflected in the table above for long-term debt represent future scheduled payments on our long-term debt. In 2010, we have scheduled debt payments of $664 million, which includes $500 million of principal payments on our 5.5% unsecured notes maturing in August 2009 and principal and interest payments on capital leases.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

RETIREMENT PLANS

Overview. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans.

We made significant changes to our retirement plans during 2008 and 2009. Beginning January 1, 2008, we increased the annual company-matching contribution under the largest of our 401(k) plans covering most employees from a maximum of $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. As a temporary cost-control measure, we suspended 401(k) company-matching contributions for a minimum of one year effective February 1, 2009.

Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula (based on average earnings and years of service) were capped for most employees, and those benefits will be payable beginning at retirement. Effective June 1, 2008, future pension benefits for most employees began to be accrued under a cash balance formula we call the Portable Pension Account. These changes did not affect the benefits of previously retired and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years for most participants.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. Under the tax-qualified plans, the pension benefit is payable as a lump sum or an annuity at retirement at the election of the employee. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury index, with an interest rate equal to the greater of 4% or the one-year Treasury Constant Maturities rate plus 1%, but not greater than a rate based on the larger of the average 30-year Treasury note or the applicable provisions of the Internal Revenue Code.

Retirement Plans Costs. Retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements. A summary of our retirement plans costs over the past three years is as follows (in millions):

	2009	2008	2007
U.S. domestic and international pension plans	**$177**	$323	$467
U.S. domestic and international defined contribution plans	**237**	216	176
Postretirement healthcare plans	**57**	77	55
	$471	$616	$698

The determination of our annual retirement plans cost is highly sensitive to changes in the assumptions related to these plans because we have a large active workforce, a significant amount of assets in the pension plans, and the payout of benefits will occur over an extended period in the future. Total retirement plans cost decreased $145 million in 2009, primarily due to a higher discount rate.

Retirement plans cost in 2010 is expected to be approximately $500 million, an increase of approximately $29 million from 2009. This increase is attributable to increased pension plan expense as a result of the negative impact of current market conditions on our pension plan assets, which will be substantially offset by lower expenses on our 401(k) plans due to the temporary suspension of the company-matching contribution.

Pension Cost. The components of pension cost for all pension plans are as follows (in millions):

	2009	2008	2007
Service cost	**$ 499**	$518	$540
Interest cost	**798**	720	707
Expected return on plan assets	**(1,059)**	(985)	(930)
Recognized actuarial (gains) losses and other	**(61)**	70	150
Net periodic benefit cost	**$ 177**	$323	$467

Pension cost for our primary domestic pension plan was favorably affected in 2009 by approximately $210 million due to an increase in the discount rate driven by higher interest rates in the bond market year over year. Pension cost will be higher in 2010 by approximately $125 million due to significant declines in the value of our plan assets due to current market conditions, partially offset by a higher discount rate.

Following is a discussion of the key estimates we consider in determining our pension cost:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or PBO) to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. An increase in the discount rate decreases pension expense. The discount rate affects the PBO and pension expense based on the measurement dates, as described below.

Measurement Date[1]	Discount Rate	Amounts Determined by Measurement Date and Discount Rate
5/31/2009	7.68%	2009 PBO and 2010 expense
6/01/2008	7.15	2009 expense
2/29/2008	6.96	2008 PBO
2/28/2007	6.01	2007 PBO and 2008 expense
2/28/2006	5.91	2006 PBO and 2007 expense

(1) SFAS 158 required us to change our measurement date to May 31, beginning in 2009.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. In selecting bonds for this theoretical portfolio, we focus on bonds that match cash flows to benefit payments and limit our concentration of bonds by industry and issuer. This bond modeling technique allows for the use of non-callable and make-whole bonds that meet certain screening criteria to ensure that the selected bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve.

The increase in the discount rate for 2010 was driven by current conditions in the market for high-grade corporate bonds, in which yields have strengthened significantly since May 31, 2008. The discount rate assumption is highly sensitive, as the following table illustrates with our largest tax-qualified U.S. domestic pension plan:

	Sensitivity (in millions)	
	Effect on 2010 Pension Expense	May 31, 2009 Effect on PBO
One-basis-point change in discount rate	$1.5	$13.9
One-basis-point change in expected return on assets	1.2	–

At the February 29, 2008 and June 1, 2008 measurement dates, respectively, a one-basis-point change in the discount rate would have impacted the 2008 PBO by $16 million and 2009 expense by $1.7 million.

Plan Assets. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. As part of our strategy to manage future pension costs and net funded status volatility, we are transitioning to a more liability-driven investment strategy, which will better align our plan assets and liabilities. This strategy will ultimately result in a greater concentration of fixed-income investments.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The following table summarizes our current asset allocation strategy (dollars in millions):

	Plan Assets at Measurement Date					
	2009			2008		
Asset Class	Actual	Actual%	Target%	Actual	Actual%	Target%
Domestic equities	**$ 4,129**	**39%**	**30%**	$ 5,694	49%	53%
International equities	**1,724**	**16**	**15**	2,481	21	17
Private equities	**357**	**3**	**5**	406	4	5
Total equities	**6,210**	**58**	**50**	8,581	74	75
Long-duration fixed-income securities	**2,535**	**24**	**45**	1,778	15	15
Other fixed-income securities	**1,861**	**18**	**5**	1,302	11	10
	$10,606	**100%**	**100%**	$11,661	100%	100%

The target asset allocations in the table above for 2009 reflect targets established in connection with our liability-driven investment strategy described above. Our actual asset allocations will continue to transition to the target levels over time as we continue to implement this strategy. We have assumed an 8.0% compound geometric long-term rate of return on our U.S. domestic pension plan assets for 2010, a decrease from 8.5% in 2009 and 2008 and 9.1% in 2007, as described in Note 12 of the accompanying consolidated financial statements. This decrease was driven by lower expectations for future returns in light of recent losses in the equity markets and our shift in investment strategy, which will yield lower returns due to a heavier percentage of fixed-income securities.

The actual historical return on our U.S. pension plan assets, calculated on a compound geometric basis, was approximately 7.5%, net of investment manager fees, for the 15-year period ended May 31, 2009 and 9.4%, net of investment manager fees, for the 15-year period ended February 29, 2008.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases) by amortizing the actuarial gains or losses over four years. Another method used in practice applies the market value of plan assets at the measurement date. In determining our 2010 pension expense, the calculated-value method significantly mitigated the impact of asset value declines in the determination of our pension expense, reducing our expected 2010 expense by $135 million.

Salary Increases. The assumed future increase in salaries and wages is also a key estimate in determining pension cost. Generally, we correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). In the future, based on the plan design changes discussed above, a one-basis-point across-the-board change in the rate of estimated future salary increases will have an immaterial impact on our pension costs.

Our assumed average future salary increases based on age and years of service are below.

	Assumed Average Future Salary Increases
2010 Projected	4.42%
2009	4.49%
2008	4.47%
2007	3.46%

Funded Status. Following is information concerning the funded status under SFAS 158 of our pension plans as of May 31 (in millions):

	2009	2008
Funded Status of Plans:		
Projected benefit obligation (PBO)	**$11,050**	$11,617
Fair value of plan assets	**10,812**	11,879
Funded status of the plans	**(238)**	262
Employer contributions after measurement date	**–**	15
Net funded status	**$ (238)**	$ 277
Components of Funded Status by Plans:		
Qualified plans	**$ 278**	$ 827
Nonqualified plans	**(318)**	(331)
International plans	**(198)**	(219)
Net funded status	**$ (238)**	$ 277
Components of Amounts Included in Balance Sheets:		
Noncurrent pension assets	**$ 311**	$ 827
Current pension and other benefit obligations	**(31)**	(32)
Noncurrent pension and other benefit obligations	**(518)**	(518)
Net amount recognized	**$ (238)**	$ 277
Cash Amounts:		
Cash contributions during the year	**$ 1,146**	$ 548
Benefit payments during the year	**$ 351**	$ 318

The amounts recognized in the balance sheet under SFAS 158 reflect a snapshot of the state of our long-term pension liabilities at the plan measurement date and the effect of mark-to-market accounting on plan assets. At May 31, 2009, in accordance with the provisions of SFAS 158, we recorded a decrease to equity through OCI of $1.2 billion (net of tax) to reflect unrealized market losses during 2009. Those losses are subject to amortization over future years and may be reflected in future income statements unless they are recovered.

The funding requirements for our tax-qualified U.S. domestic pension plans are governed by the Pension Protection Act of 2006, which has aggressive funding requirements in order to avoid benefit payment restrictions that become effective if the funded status under IRS rules falls below 80% at the beginning of a plan year. All of our qualified U.S. domestic pension plans had funded status levels in excess of 80% for 2007, 2008 and 2009, and are expected to for 2010 as well. Despite mark-to-market adjustments required under SFAS 158, our plans remain adequately funded to provide benefits to our employees as they come due, and current benefit payments are nominal compared to our total plan assets (benefit payments for 2009 were approximately 3% of plan assets).

In September 2008, we made $483 million in voluntary contributions to our U.S. tax-qualified plans. We made additional voluntary contributions of $600 million during the fourth quarter of 2009 in order to improve the funded status of our principal pension plans. While our U.S. tax-qualified plans have ample funds to meet benefit payments, current market conditions have negatively impacted asset values and could significantly impact funding considerations in 2010. We anticipate making contributions to the U.S. tax-qualified plans totaling approximately $850 million in 2010, including $350 million in minimum required quarterly payments.

Cumulative unrecognized actuarial losses for pension plans expense determination were $3.7 billion through May 31, 2009, compared to $2.5 billion at February 29, 2008. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected U.S. domestic pension plan expense for 2010 includes $125 million of amortization of these actuarial losses versus $44 million in 2009, $162 million in 2008 and $136 million in 2007.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. At May 31, 2009, there were $1.5 billion of self-insurance accruals reflected in our balance sheet ($1.4 billion at May 31, 2008). Approximately 40% of these accruals were classified as current liabilities in 2009 and 2008.

The measurement of these costs requires the consideration of historical cost experience, judgments about the present and expected levels of cost per claim and self-insurance retention levels. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Cost trends on material accruals are updated each quarter. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claims, frequency of claims and future healthcare costs. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities. For example, during 2009, FedEx Ground recorded $70 million in incremental self-insurance reserves for liability insurance based on adverse experience on bodily injury claims.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive, with approximately 55% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related major maintenance costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on operating equipment have not been material (typically aggregating less than $10 million annually). However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $130 million at May 31, 2009 and $127 million at May 31, 2008. We plan to modify these assets in the future and place them into operations.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks and, accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the impact to the overall network rather than the return on an individual asset. We make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

During the fourth quarter of 2009, we recorded $202 million in property and equipment impairment charges. These charges are primarily related to our April 2009 decision to permanently remove from service 10 Airbus A310-200 aircraft and four Boeing MD10-10 aircraft owned by the company, along with certain excess aircraft engines at FedEx Express. This decision resulted in an impairment charge of $191 million, which was recorded in the fourth quarter of 2009. A limited amount of our total aircraft capacity remains temporarily grounded because of network overcapacity due to the current economic environment. There were no material property and equipment impairment charges recognized in 2008 or 2007.

Leases. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 to the accompanying consolidated financial statements, at May 31, 2009 we had approximately $15 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2009 was approximately six years.

The future commitments for operating leases are not reflected as a liability in our balance sheet under U.S. accounting rules. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner-lessor or, in substance, the owner of the asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Goodwill. We have $2.2 billion of goodwill in our balance sheet from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required. In the second step, an estimate of the current fair values of all assets and liabilities is made to determine the amount of implied goodwill and consequently the amount of any goodwill impairment.

Our annual evaluation of goodwill impairment requires management judgment and the use of estimates and assumptions to determine the fair value of our reporting units. Fair value is estimated using standard valuation methodologies (principally the income or market approach) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Each year, independent of our goodwill impairment test, we update the calculation of our weighted-average cost of capital ("WACC") and perform a long-range planning analysis to project expected results of operations. Using this data, we complete a separate fair value analysis for each of our reporting units. Changes in forecasted operating results and other assumptions could materially affect these estimates. We perform our annual impairment test in the fourth quarter unless circumstances indicate the need to accelerate the timing of the test.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009 in accordance with SFAS 142, we recorded a charge of $900 million for impairment of the value of goodwill. This charge included an $810 million charge related to reduction of the value of the goodwill recorded as a result of the February 2004 acquisition of Kinko's, Inc. (now known as FedEx Office) and a $90 million charge related to reduction of the value of the goodwill recorded as a result of the September 2006 acquisition of the U.S. and Canadian less-than-truckload freight operations of Watkins Motor Lines and certain affiliates (now known as FedEx National LTL).

FedEx Office Goodwill. In 2008, despite several management changes and strategic actions focused on growing revenues and profitability at FedEx Office, we recorded a charge of $891 million in connection with our annual impairment testing. The charge predominantly related to a $515 million impairment of the Kinko's trade name and a $367 million impairment of goodwill. This charge was a result of the decision to phase out the use of the Kinko's trade name and reduced profitability at FedEx Office over the forecast period. Additional discussion of the key assumptions related to these charges is included in Note 4 to our consolidated financial statements.

During 2009, the U.S. recession had a significant negative impact on demand for FedEx Office services, resulting in lower revenues and continued operating losses at this reporting unit. In response to these conditions, FedEx Office initiated an internal reorganization designed to improve revenue-generating capabilities and reduce costs. Several actions were taken during 2009 to reduce FedEx Office's cost structure and position it for long-term growth under better economic conditions. These actions included headcount reductions, domestic store closures and the termination of operations in some international locations. In addition, we substantially curtailed future network expansion in light of current economic conditions.

The valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach. We believe use of the income approach is an appropriate methodology for the FedEx Office reporting unit because it is the most direct method of measuring enterprise value for this reporting unit. Because of the nature of the service offerings at FedEx Office, it exhibits characteristics of a retailer, a business services provider and a printing provider. Accordingly, it is difficult to find directly comparable companies for use under the market approach. However, market approach information was incorporated into our test to ensure the reasonableness of our conclusions on estimated value under the income approach. Key assumptions considered were the revenue, operating income and capital expenditure forecasts, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

For 2009, we used a discount rate of 12.0%, versus a discount rate of 12.5% in 2008. Our discount rate of 12.0% for 2009 represents our WACC of the FedEx Office reporting unit adjusted for company-specific risk premium to account for the estimated uncertainty associated with our future cash flows. The development of the WACC used in our estimate of fair value considered the following key factors:

- current market conditions for the equity-risk premium and risk-free interest rate;
- benchmark capital structures for guideline companies with characteristics similar to the FedEx Office reporting unit;
- the size and industry of the FedEx Office reporting unit; and
- risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

The discount rate incorporates current market participant considerations, as indicated above, and decreased year over year, as increases in the WACC (due to general economic conditions) were offset by reductions in the company-specific risk premium. The company-specific risk premium was reduced primarily due to lower long-term growth and profitability assumptions associated with the 2009 forecast. The WACC used in the estimate of fair value in future periods may be impacted by changes in market conditions (including those of market participants), as well as the specific future performance of the FedEx Office reporting unit and are subject to change, based on changes in specific facts and circumstances.

The key drivers of enterprise value for FedEx Office in 2008 were significant improvements in long-term revenue and profitability growth, as well as continued network expansion activities. Despite the benefits of the internal reorganization described above, the current and projected impact of the recession and the elimination of future network expansion significantly reduced the value of the FedEx Office reporting unit for 2009. The valuation of the FedEx Office reporting unit was sensitive to both the underlying forecast assumptions and the discount rate assumptions. For example, a 50-basis-point increase or decrease in the discount rate impacted the estimate of fair value by $40 million. Further, a 100-basis-point improvement or deterioration in the operating margin in each year of the forecast period impacted the fair value by $220 million.

Upon completion of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $810 million during the fourth quarter of 2009. The remaining goodwill attributable to the FedEx Office reporting unit is $362 million as of May 31, 2009. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income. This charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

FedEx National LTL Goodwill. During 2009, the U.S. recession had a significant negative impact on the LTL industry, resulting in steep volume declines, intense yield pressure and the exit of numerous small to medium competitors from the market. The outlook for the LTL market is uncertain due to the recession and the negative impact of aggressive pricing resulting from continued excess capacity in the market. The results for the FedEx National LTL reporting unit in 2009 reflect the impact of the recession, with reduced revenues and increased operating losses.

The valuation methodology to estimate the fair value of the FedEx National LTL reporting unit was based primarily on a market approach (revenue multiples and/or earnings multiples) that considered market participant assumptions. We believe use of the market approach for FedEx National LTL is appropriate due to the forecast risk associated with the projections used under the income approach, particularly in the outer years of the forecast period (as described below). Further, there are directly comparable companies to the FedEx National LTL reporting unit for consideration under the market approach. The income approach also was incorporated into the impairment test to ensure the reasonableness of our conclusions under the market approach. Key assumptions considered were the revenue, operating income and capital expenditure forecasts and market participant assumptions on multiples related to revenue and earnings forecasts.

The forecast used in the valuation assumes operating losses will continue in the near-term due to the current economic conditions and excess capacity in the industry. However, the long-term outlook assumes that this excess capacity exits the market. This assumption drives significant volume and yield improvement into the FedEx National LTL reporting unit in future periods. The decision to include an assumption related to the elimination of excess capacity from the market and the associated cash flows is significant to the valuation and reflects management's outlook on the industry for future periods as of the valuation date.

In 2008, the estimated value of the FedEx National LTL reporting unit was attributable to its long-term cash-generating capabilities, and the forecasts used to value the reporting unit were prepared prior to the severe impact of the U.S. recession on its business. Although the forecast used in the valuation assumes long-term profitability resulting from the elimination of excess capacity from the market, recent operating losses combined with projected near-term operating losses for the FedEx National LTL reporting unit, resulted in a significant reduction in the value of this business from 2008. Accordingly, we recorded an impairment charge of $90 million during the fourth quarter of 2009. This charge represented substantially all of the goodwill resulting from this acquisition. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income and is included in the results of the FedEx Freight segment.

Other Reporting Units Goodwill. Our remaining reporting units with significant recorded goodwill (excluding FedEx Office and FedEx National LTL) include our FedEx Express reporting unit and our FedEx Freight reporting unit. We evaluated our remaining reporting units during the fourth quarter of 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated fair value of each of our other reporting units significantly exceeded their carrying values in 2009. As a result, no additional testing or impairment charges were necessary.

CONTINGENCIES

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 17 to our consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 17 is not expected to be material to our financial position, results of operations or cash flows. The following describes our method and associated processes for evaluating these matters.

Tax Contingencies. We are subject to income and operating tax rules of the U.S., and its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances, due to the complexity of these rules and their interaction with one another. We account for income taxes under SFAS 109, "Accounting for Income Taxes," by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

We account for operating taxes based on multi-state, local and foreign taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate. These tax contingencies are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules, and their interpretations, and changes in our business, among other things, in the various federal, state, local and foreign tax jurisdictions in which we operate. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

Effective June 1, 2007, we began to measure and record income tax contingency accruals in accordance with FIN 48. The cumulative effect of adopting FIN 48 was immaterial.

Under FIN 48, we recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

We measure and record operating tax contingency accruals in accordance with SFAS 5, "Accounting for Contingencies." As discussed below, SFAS 5 requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

Other Contingencies. Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment-related claims and FedEx Ground's owner-operators. We account for these contingencies in accordance with SFAS 5, which requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss will be incurred and the amount of the loss can be reasonably estimated. SFAS 5 requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable of occurring.

Our legal department maintains thorough processes to identify, evaluate and monitor the status of litigation and other loss contingencies as they arise and develop. Management has regular, comprehensive litigation and contingency reviews, including updates from internal and external counsel, to assess the need for accounting recognition of a loss or disclosure of these contingencies. In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors, the degree of probability of an unfavorable outcome or settlement and the ability to make a reasonable estimate of the amount of loss. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability.

Market Risk Sensitive Instruments and Positions

INTEREST RATES

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on all of our long-term debt. As disclosed in Note 6 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) with an estimated fair value of $2.4 billion at May 31, 2009 and $1.9 billion at May 31, 2008. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to $35 million as of May 31, 2009 and $27 million as of May 31, 2008. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

FOREIGN CURRENCY

While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that foreign currency declines in some areas of the world are often offset by foreign currency gains in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2009, operating income was negatively impacted due to foreign currency fluctuations. During 2008, foreign currency fluctuations positively impacted operating income. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2009, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of $2 million for 2010 (the comparable amount in the prior year was a decrease of $77 million, reflecting higher international revenue in 2008). This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience has been that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY

While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings.

However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 3% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income in a specific period may be significantly affected should the spot price of fuel suddenly change by a substantial amount or change by amounts that do not result in an adjustment in our fuel surcharges.

OTHER

We do not purchase or hold any derivative financial instruments for trading purposes.

Risk Factors

Our financial and operating results are subject to many risks and uncertainties, as described below.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so. If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced. Despite continual organizing attempts by labor unions, besides the pilots of FedEx Express, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress is considering adopting changes in labor laws, however, that would make it easier for unions to organize small units of our employees. For example, in May 2009, the U.S. House of Representatives passed the FAA Reauthorization Act, which includes a provision that would remove most FedEx Express employees from the purview of the Railway Labor Act of 1926, as amended (the "RLA"). Should the House version of the FAA Reauthorization Act (or a similar bill removing FedEx Express from RLA jurisdiction) be passed by the entire Congress and signed into law by the President, it could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that the U.S. Congress could pass other labor legislation, such as the currently proposed Employee Free Choice Act (the "EFCA") (also called "card-check legislation"), that could adversely affect our companies, such as FedEx Ground and FedEx Freight, whose employees are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). The EFCA would amend the NLRA to substantially liberalize the procedures for union organization — for example, by eliminating employees' absolute right to a secret ballot vote in union elections. The EFCA could also require imposition of an arbitrated initial contract that could include pay, benefit and work rules that could adversely impact employers.

We rely heavily on technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. Any disruption to the Internet or our technology infrastructure, including those impacting our computer systems and Web site, could adversely impact our customer service and our volumes and revenues and result in increased costs. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruptions and the resulting adverse effect on our operations and financial results.

Our transportation businesses may be impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers, especially in the U.S. domestic market, away from our higher-yielding express services to our lower-yielding ground services or even reduce customer demand for our services altogether. These effects were evident in the first quarter of 2009, as fuel prices reached all-time highs. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital expenditures based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other assets to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. For example, we must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write-downs and undercapacity could negatively impact service levels. For example, recent and current weak economic conditions and the delivery of newer, more fuel-efficient aircraft have led to excess aircraft capacity at FedEx Express. As a result, during the fourth quarter of 2009, we decided to permanently remove 14 aircraft and certain excess aircraft engines from service and thus recorded a charge of $191 million. A limited number of other aircraft remain temporarily grounded because of network overcapacity, and any future decisions to further alter our networks by eliminating additional aircraft or other assets may lead to additional asset impairment charges.

We face intense competition, especially during the current global recession. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macro-economic growth. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, our competitors determine the charges for their services, and the current global recession has led to a very competitive pricing environment within our industries. If the pricing environment becomes irrational, it could limit our ability to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs) or to maintain or grow our market share. In addition, maintaining a broad portfolio of services is important to keeping and attracting customers. While we believe we compete effectively through our current service offerings, if our competitors offer a broader range of services or more effectively bundle their services, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, during 2007 we acquired the LTL freight operations of Watkins Motor Lines (renamed FedEx National LTL) and made strategic acquisitions in China, the United Kingdom and India. During 2004, we acquired Kinko's, Inc. (now known as FedEx Office). While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets. As an example, during 2008 and 2009, we recorded aggregate charges of $1.8 billion for impairment of the value of the Kinko's trade name and portions of the goodwill recorded as a result of the Kinko's and Watkins Motor Lines acquisitions. These charges were necessary, among other reasons, because the recent and forecasted financial performance of those companies did not meet our original expectations as a result of weak economic conditions.

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous class-action lawsuits (including many that have been certified as class actions), several individual lawsuits and numerous tax and other administrative proceedings that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We expect to incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, labor organizations could more easily organize these individuals, our operating costs could increase materially and we could incur significant capital outlays.

Increased security requirements could impose substantial costs on us, especially at FedEx Express. As a result of concerns about global terrorism and homeland security, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs for businesses, including those in the transportation industry. For example, in July 2007, the U.S. Transportation Security Administration issued to us a Full All-Cargo Aircraft Operator Standard Security Plan, which contained many new and enhanced security requirements. These requirements are not static, but will change periodically as the result of regulatory and legislative requirements, and to respond to evolving threats. Until these requirements are adopted, we cannot determine the effect that these new rules will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security requirements could impose material costs on us.

The regulatory environment for global aviation rights may impact our air operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Regulatory actions affecting global aviation rights or a failure to obtain or maintain aviation rights in important international markets could impair our ability to operate our air network.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. For example, during 2009, the European Commission approved the extension of the European Union Emissions Trading Scheme ("ETS") for GHG emissions, to the airline industry. We believe this decision violates international treaties and air services agreements and is likely to be challenged by the U.S. Government. If the decision stands, however, then all FedEx Express flights to and from any airport in any member state of the European Union would be covered by the ETS requirements beginning in 2012, and each year we would be required to submit emission allowances in an amount equal to the carbon dioxide emissions from such flights. In addition, the U.S. House of Representatives has passed and the Senate is currently considering a bill that would regulate GHG emissions, and some form of federal climate change legislation is possible in the relatively near future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or trucks prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services.

We are also subject to risks and uncertainties that affect many other businesses, including:

- the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;
- any impacts on our businesses resulting from new domestic or international government laws and regulation, including tax, accounting, trade (such as protectionist measures enacted in response to the current weak economic conditions), labor (such as card-check legislation), environmental (such as climate change legislation) or postal rules;
- our ability to manage our cost structure for capital expenditures and operating expenses, and match it to shifting and future customer volume levels;
- changes in foreign currency exchange rates, especially in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen, which can affect our sales levels and foreign currency sales prices;
- increasing costs, the volatility of costs and legal mandates for employee benefits, especially pension and healthcare benefits;
- significant changes in the volumes of shipments transported through our networks, customer demand for our various services or the prices we obtain for our services;
- market acceptance of our new service and growth initiatives;
- any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and discrimination and retaliation claims, patent litigation, and any other legal proceedings;
- the impact of technology developments on our operations and on demand for our services;
- adverse weather conditions or natural disasters, such as earthquakes and hurricanes, which can disrupt electrical service, damage our property, disrupt our operations, increase fuel costs and adversely affect shipment levels;
- widespread outbreak of an illness or any other communicable disease, or any other public health crisis;
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations and the current volatility of credit markets; and
- credit losses from our customers' inability or unwillingness to pay for previously provided services as a result of, among other things, weak economic conditions and tight credit markets.

We are directly affected by the state of the economy. While the global, or macro-economic, risks listed above apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity, such as the current global recession. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to quickly adjust to match shifting volume levels. Moreover, as we grow our international business, we are increasingly affected by the health of the global economy. As a result, the current global recession has had a disproportionately negative impact on us and our recent financial results.

Forward-Looking Statements

Certain statements in this report, including (but not limited to) those contained in "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Liquidity Outlook," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" and "Contingencies" notes to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct deficiencies identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2009.

The effectiveness of our internal control over financial reporting as of May 31, 2009, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2009 of FedEx Corporation and our report dated July 10, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
July 10, 2009

Consolidated Statements of Income

(In millions, except per share amounts)	Years ended May 31, 2009	2008	2007
REVENUES	**$35,497**	$ 37,953	$35,214
OPERATING EXPENSES:			
Salaries and employee benefits	**13,767**	14,202	13,740
Purchased transportation	**4,534**	4,634	3,978
Rentals and landing fees	**2,429**	2,441	2,343
Depreciation and amortization	**1,975**	1,946	1,742
Fuel	**3,811**	4,409	3,428
Maintenance and repairs	**1,898**	2,068	1,952
Impairment and other charges	**1,204**	882	–
Other	**5,132**	5,296	4,755
	34,750	35,878	31,938
OPERATING INCOME	**747**	2,075	3,276
OTHER INCOME (EXPENSE):			
Interest expense	**(85)**	(98)	(136)
Interest income	**26**	44	83
Other, net	**(11)**	(5)	(8)
	(70)	(59)	(61)
INCOME BEFORE INCOME TAXES	**677**	2,016	3,215
PROVISION FOR INCOME TAXES	**579**	891	1,199
NET INCOME	**$ 98**	$ 1,125	$ 2,016
BASIC EARNINGS PER COMMON SHARE	**$ 0.31**	$ 3.64	$ 6.57
DILUTED EARNINGS PER COMMON SHARE	**$ 0.31**	$ 3.60	$ 6.48

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In millions, except share data)	May 31, 2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 2,292**	$ 1,539
Receivables, less allowances of $196 and $158	**3,391**	4,359
Spare parts, supplies and fuel, less allowances of $175 and $163	**367**	435
Deferred income taxes	**511**	544
Prepaid expenses and other	**555**	367
Total current assets	**7,116**	7,244
Property and Equipment, at Cost		
Aircraft and related equipment	**10,118**	10,165
Package handling and ground support equipment	**4,960**	4,817
Computer and electronic equipment	**4,280**	5,040
Vehicles	**3,078**	2,754
Facilities and other	**6,824**	6,529
	29,260	29,305
Less accumulated depreciation and amortization	**15,843**	15,827
Net property and equipment	**13,417**	13,478
Other Long-Term Assets		
Goodwill	**2,229**	3,165
Pension assets	**311**	827
Intangible and other assets	**1,171**	919
Total other long-term assets	**3,711**	4,911
	$24,244	$25,633
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 653**	$ 502
Accrued salaries and employee benefits	**861**	1,118
Accounts payable	**1,372**	2,195
Accrued expenses	**1,638**	1,553
Total current liabilities	**4,524**	5,368
Long-Term Debt, Less Current Portion	**1,930**	1,506
Other Long-Term Liabilities		
Deferred income taxes	**1,071**	1,264
Pension, postretirement healthcare and other benefit obligations	**934**	989
Self-insurance accruals	**904**	804
Deferred lease obligations	**802**	671
Deferred gains, principally related to aircraft transactions	**289**	315
Other liabilities	**164**	190
Total other long-term liabilities	**4,164**	4,233
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 312 million shares issued for 2009 and 311 million shares issued for 2008	**31**	31
Additional paid-in capital	**2,053**	1,922
Retained earnings	**12,919**	13,002
Accumulated other comprehensive loss	**(1,373)**	(425)
Treasury stock, at cost	**(4)**	(4)
Total common stockholders' investment	**13,626**	14,526
	$24,244	$25,633

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions)	Years ended May 31, 2009	2008	2007
OPERATING ACTIVITIES			
Net income	**$ 98**	$1,125	$2,016
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,975**	1,946	1,742
Provision for uncollectible accounts	**181**	134	106
Deferred income taxes and other noncash items	**299**	124	37
Noncash impairment charges	**1,103**	882	–
Stock-based compensation	**99**	101	103
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
Receivables	**762**	(447)	(323)
Other assets	**(196)**	(237)	(85)
Pension assets and liabilities, net	**(913)**	(273)	(69)
Accounts payable and other liabilities	**(628)**	190	66
Other, net	**(27)**	(80)	(36)
Cash provided by operating activities	**2,753**	3,465	3,557
INVESTING ACTIVITIES			
Capital expenditures	**(2,459)**	(2,947)	(2,882)
Business acquisitions, net of cash acquired	**(3)**	(4)	(1,310)
Proceeds from asset dispositions and other	**79**	54	68
Cash used in investing activities	**(2,383)**	(2,897)	(4,124)
FINANCING ACTIVITIES			
Principal payments on debt	**(501)**	(639)	(906)
Proceeds from debt issuances	**1,000**	–	1,054
Proceeds from stock issuances	**41**	108	115
Excess tax benefits on the exercise of stock options	**4**	38	45
Dividends paid	**(137)**	(124)	(110)
Other, net	**(7)**	–	(5)
Cash provided by (used in) financing activities	**400**	(617)	193
CASH AND CASH EQUIVALENTS			
Effect of exchange rate changes on cash	**(17)**	19	6
Net increase (decrease) in cash and cash equivalents	**753**	(30)	(368)
Cash and cash equivalents at beginning of period	**1,539**	1,569	1,937
Cash and cash equivalents at end of period	**$2,292**	$1,539	$1,569

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Investment and Comprehensive Income

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE AT MAY 31, 2006	$ 31	$ 1,438	$ 10,068	$ (24)	$ (2)	$ 11,511
Net income	–	–	2,016	–	–	2,016
Foreign currency translation adjustment, net of tax of $8	–	–	–	26	–	26
Minimum pension liability adjustment, net of tax of $24	–	–	–	(50)	–	(50)
Total comprehensive income						1,992
Retirement plans adjustment in connection with the adoption of SFAS 158, net of tax of $582	–	–	–	(982)	–	(982)
Cash dividends declared ($0.37 per share)	–	–	(114)	–	–	(114)
Employee incentive plans and other (2,508,850 shares issued)	–	251	–	–	(2)	249
BALANCE AT MAY 31, 2007	31	1,689	11,970	(1,030)	(4)	12,656
Net income	–	–	1,125	–	–	1,125
Foreign currency translation adjustment, net of tax of $15	–	–	–	99	–	99
Retirement plans adjustment, net of tax of $296	–	–	–	506	–	506
Total comprehensive income						1,730
Cash dividends declared ($0.30 per share)	–	–	(93)	–	–	(93)
Employee incentive plans and other (2,556,318 shares issued)	–	233	–	–	–	233
BALANCE AT MAY 31, 2008	31	1,922	13,002	(425)	(4)	14,526
Adjustment to opening balances for SFAS 158 measurement date transition, net of deferred tax benefit of $26 and deferred tax expense of $220, respectively	–	–	(44)	369	–	325
BALANCE AT JUNE 1, 2008	31	1,922	12,958	(56)	(4)	14,851
Net income	–	–	98	–	–	98
Foreign currency translation adjustment, net of tax of $28	–	–	–	(112)	–	(112)
Retirement plans adjustment, net of tax of $718	–	–	–	(1,205)	–	(1,205)
Total comprehensive loss						(1,219)
Cash dividends declared ($0.44 per share)	–	–	(137)	–	–	(137)
Employee incentive plans and other (995,271 shares issued)	–	131	–	–	–	131
BALANCE AT MAY 31, 2009	**$ 31**	**$2,053**	**$12,919**	**$ (1,373)**	**$ (4)**	**$13,626**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1: Description of Business and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies include Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. Our FedEx Services segment provides customer-facing sales, marketing, information technology and customer service support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office"). These companies represent our major service lines and form the core of our reportable segments.

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2009 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation. For example, at FedEx Ground certain fuel supplement costs related to our independent contractors were reclassified from fuel expense to purchased transportation to conform to the current period presentation.

REVENUE RECOGNITION

We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Certain of our transportation services are provided with the use of independent contractors. FedEx is the principal to the transaction in most instances and in those cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties. These amounts are not material.

Certain of our revenue-producing transactions are subject to taxes assessed by governmental authorities, such as sales tax. We present these revenues net of tax.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING

Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $379 million in 2009, $445 million in 2008 and $406 million in 2007.

CASH EQUIVALENTS

Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts (principally aircraft related) are reported at weighted-average cost. Supplies and fuel are reported at average cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related major maintenance costs on one of our aircraft fleet types, which are capitalized as incurred and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal-use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

		Net Book Value at May 31,	
	Range	**2009**	2008
Wide-body aircraft and related equipment	15 to 25 years	**$5,139**	$5,550
Narrow-body and feeder aircraft and related equipment	5 to 15 years	**709**	452
Package handling and ground support equipment	2 to 30 years	**1,928**	1,897
Computer and electronic equipment	2 to 10 years	**782**	943
Vehicles	3 to 15 years	**1,107**	1,007
Facilities and other	2 to 40 years	**3,752**	3,629

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.8 billion in 2009, $1.8 billion in 2008 and $1.7 billion in 2007. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $71 million in 2009, $50 million in 2008 and $34 million in 2007.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment.

During the fourth quarter of 2009, we recorded $202 million in property and equipment impairment charges. These charges are primarily related to our April 2009 decision to permanently remove from service 10 Airbus A310-200 aircraft and four Boeing MD10-10 aircraft owned by the company, along with certain excess aircraft engines at FedEx Express. This decision resulted in an impairment charge of $191 million, which was recorded in the fourth quarter of 2009. A limited amount of our total aircraft capacity remains temporarily grounded because of network overcapacity due to the current economic environment. There were no material property and equipment impairment charges recognized in 2008 or 2007.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Intangible assets include customer relationships, trade names, technology assets and contract-based intangibles acquired in business combinations. Intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

On May 31, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in other comprehensive income ("OCI") of unrecognized gains or losses and prior service costs or credits. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through accumulated other comprehensive income ("AOCI").

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end. On June 1, 2008, we made our transition election for the measurement date provision of SFAS 158 using the two-measurement approach. Under this approach, we completed two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. This approach required us to record the net periodic benefit cost for the transition period from March 1, 2008 through May 31, 2008 as an adjustment to beginning retained earnings ($44 million, net of tax) and actuarial gains and losses for the period (a gain of $372 million, net of tax) as an adjustment to the opening balance of AOCI. These adjustments increased the amount recorded for our pension assets by $528 million. Our actuarial gains resulted primarily from a 19-basis-point increase in the discount rate for our primary pension plan and an increase in plan assets at June 1, 2008.

Our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long-term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans. We generally do not fund defined benefit plans when such funding provides no current tax deduction or when such funding would be deemed current compensation to plan participants.

At May 31, 2009, in accordance with the provisions of SFAS 158, we recorded a decrease to equity through OCI of $1.2 billion (net of tax) based primarily on mark-to-market adjustments related to unrealized losses in our pension plan assets during 2009.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

On June 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes." The cumulative effect of adoption was immaterial. We follow FIN 48 guidance to record uncertainties and make judgments in the application of complex tax regulations.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

SELF-INSURANCE ACCRUALS

We are primarily self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES

We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Intangible and other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented. Cumulative net foreign currency translation gains in accumulated other comprehensive loss were $56 million at May 31, 2009, $167 million at May 31, 2008 and $69 million at May 31, 2007.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, who represent a small percentage of our total employees, are employed under a collective bargaining agreement. During the second quarter of 2007, the pilots ratified a new four-year labor contract that included signing bonuses and other upfront compensation of $143 million, as well as pay increases and other benefit enhancements. These costs were partially mitigated by reductions in the variable incentive compensation of our other employees. The effect of this new agreement on second quarter 2007 net income was $78 million net of tax, or $0.25 per diluted share.

STOCK-BASED COMPENSATION

We recognize compensation expense for stock-based awards under the provisions of SFAS 123R, "Share-Based Payment," and related interpretations. SFAS 123R requires recognition of compensation expense for stock-based awards using a fair value method. We adopted SFAS 123R in 2007 using the modified prospective method, which resulted in prospective recognition of compensation expense for all outstanding unvested share-based payments based on the fair value on the original grant date.

DIVIDENDS DECLARED PER COMMON SHARE

On June 8, 2009, our Board of Directors declared a dividend of $0.11 per share of common stock. The dividend was paid on July 1, 2009 to stockholders of record as of the close of business on June 18, 2009. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; retirement plan obligations; long-term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long-lived assets (including goodwill).

Note 2: Recent Accounting Pronouncements

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting pronouncements, in addition to FIN 48 and SFAS 158, are relevant to the readers of our financial statements.

On June 1, 2008, we adopted SFAS 157, "Fair Value Measurements," which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. There is a one-year deferral of the adoption of the standard as it relates to nonfinancial assets and liabilities. Therefore, the adoption of SFAS 157 had no impact on our financial statements at June 1, 2008.

In December 2007, the FASB issued SFAS 141R, "Business Combinations," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin ("ARB") No. 51." These new standards significantly change the accounting for and reporting of business combination transactions, including noncontrolling interests (previously referred to as minority interests). For example, these standards require the acquiring entity to recognize the full fair value of assets acquired and liabilities assumed in the transaction and require the expensing of most transaction and restructuring costs. Both standards are effective for us beginning June 1, 2009 (fiscal 2010) and are applicable only to transactions occurring after the effective date.

In December 2008, the FASB issued FASB Staff Position ("FSP") 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP provides guidance on the objectives an employer should consider when providing detailed disclosures about assets of a defined benefit pension plan or other postretirement plan. These disclosure objectives include investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. This FSP will be effective for our fiscal year ending May 31, 2010.

In April 2009, the FASB issued FSP No. 107-1 and Accounting Principles Board Opinion ("APB") No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP and APB amends SFAS 107, "Disclosures about Fair Value of Financial Instruments," to require disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods. This FSP and APB will be effective for our first quarter of fiscal year 2010.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard will require us to disclose the date through which we have evaluated subsequent events and the basis for that date. This standard will be effective for our first quarter of fiscal year 2010.

Note 3: Business Combinations

During 2007, we made the following acquisitions:

Segment	Business Acquired	Rebranded	Date Acquired	Purchase Price (in millions)
FedEx Freight	Watkins Motor Lines	FedEx National LTL	September 3, 2006	$ 787
FedEx Express	ANC Holdings Ltd.	FedEx U.K.	December 16, 2006	241
FedEx Express	Tianjin Datian W. Group Co., Ltd. ("DTW Group")	N/A	March 1, 2007	427

These acquisitions expanded our portfolio of services to include long-haul LTL freight services and domestic express services in the United Kingdom and China. These acquisitions were not material to our results of operations or financial condition. The portion of the purchase price allocated to goodwill and other identified intangible assets for the FedEx National LTL, FedEx U.K. and DTW Group acquisitions will be deductible for U.S. tax purposes over 15 years. During 2009, 2008 and 2007, we also made other immaterial acquisitions that are not presented in the table above.

Pro forma results of these acquisitions, individually or in the aggregate, would not differ materially from reported results in any of the periods presented. The purchase prices were allocated as follows (in millions):

	FedEx National LTL	FedEx U.K.	DTW Group
Current assets	$121	$ 68	$ 54
Property and equipment	525	20	16
Intangible assets	77	49	17
Goodwill	121	168	348
Other assets	3	2	10
Current liabilities	(60)	(56)	(18)
Long-term liabilities	–	(10)	–
Total purchase price	$787	$241	$427

The intangible assets acquired in the FedEx National LTL and FedEx U.K. acquisitions consist primarily of customer-related intangible assets, which will be amortized on an accelerated basis over their average estimated useful lives of seven years for FedEx National LTL and up to 12 years for FedEx U.K., with the majority of the amortization recognized during the first four years. The intangible assets acquired in the DTW Group acquisition relate to the reacquired rights for the use of certain FedEx technology and service marks. These intangible assets will be amortized over their estimated useful lives of approximately two years.

We paid the purchase price for these acquisitions from available cash balances, which included the net proceeds from our $1 billion senior unsecured debt offering completed during 2007.

Note 4: Goodwill and Intangibles

GOODWILL

The carrying amount of goodwill attributable to each reportable operating segment and changes therein follows (in millions):

	May 31, 2007	Impairment Charge	Purchase Adjustments and Other[1]	May 31, 2008	Impairment Charge	Purchase Adjustments and Other[1]	**May 31, 2009**
FedEx Express segment	$1,088	$ –	$35	$1,123	$ –	$(33)	**$1,090**
FedEx Ground segment	90	–	–	90	–	–	**90**
FedEx Freight segment	777	–	–	777	(90)	–	**687**
FedEx Services segment	1,542	(367)	–	1,175	(810)	(3)	**362**
	$3,497	$(367)	$35	$3,165	$(900)	$(36)	**$2,229**

(1) Primarily currency translation adjustments.

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required. In the second step, an estimate of the current fair values of all assets and liabilities is made to determine the amount of implied goodwill and consequently the amount of any goodwill impairment.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009 in accordance with SFAS 142, we recorded a charge of $900 million for impairment of the value of goodwill. This charge included an $810 million charge related to reduction of the value of the goodwill recorded as a result of the February 2004 acquisition of Kinko's, Inc. (now known as FedEx Office), and a $90 million charge related to reduction of the value of the goodwill recorded as a result of the September 2006 acquisition of the U.S. and Canadian less-than-truckload freight operations of Watkins Motor Lines and certain affiliates (now known as FedEx National LTL).

FedEx Office Goodwill

During 2009, the U.S. recession had a significant negative impact on demand for FedEx Office services, resulting in lower revenues and continued operating losses at this reporting unit. In response to these conditions, FedEx Office initiated an internal reorganization designed to improve revenue-generating capabilities and reduce costs. Several actions were taken during 2009 to reduce FedEx Office's cost structure and position it for long-term growth under better economic conditions. These actions included headcount reductions, domestic store closures and the termination of operations in some international locations. In addition, we substantially curtailed future network expansion in light of current economic conditions.

The valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach. We believe use of the income approach is an appropriate methodology for the FedEx Office reporting unit because it is the most direct method of measuring enterprise value for this reporting unit. Because of the nature of the service offerings at FedEx Office, it exhibits characteristics of a retailer, a business services provider and a printing provider. Accordingly, it is difficult to find directly comparable companies for use under the market approach. However, market approach information was incorporated into our test to ensure the reasonableness of our conclusions on estimated value under the income approach. Key assumptions considered were the revenue, operating income and capital expenditure forecasts, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

For 2009, we used a discount rate of 12.0%, versus a discount rate of 12.5% in 2008. Our discount rate of 12.0% for 2009 represents our estimated weighted-average cost of capital ("WACC") of the FedEx Office reporting unit adjusted for company-specific risk premium to account for the estimated uncertainty associated with our future cash flows. The development of the WACC used in our estimate of fair value considered the following key factors:

- current market conditions for the equity-risk premium and risk-free interest rate;
- benchmark capital structures for guideline companies with characteristics similar to the FedEx Office reporting unit;
- the size and industry of the FedEx Office reporting unit; and
- risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

The discount rate incorporates current market participant considerations, as indicated above, and decreased year over year, as increases in the WACC (due to general economic conditions) were offset by reductions in the company-specific risk premium. The company-specific risk premium was reduced primarily due to lower long-term growth and profitability assumptions associated with the 2009 forecast. The WACC used in the estimate of fair value in future periods may be impacted by changes in market conditions (including those of market participants), as well as the specific future performance of the FedEx Office reporting unit and are subject to change, based on changes in specific facts and circumstances.

Upon completion of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $810 million during the fourth quarter of 2009. The remaining goodwill attributable to the FedEx Office reporting unit is $362 million as of May 31, 2009. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income. This charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

FedEx National LTL Goodwill

During 2009, the U.S. recession had a significant negative impact on the LTL industry, resulting in steep volume declines, intense yield pressure and the exit of numerous small to medium competitors from the market. The outlook for the LTL market is uncertain due to the recession and the negative impact of aggressive pricing resulting from continued excess capacity in the market. The results for the FedEx National LTL reporting unit in 2009 reflect the impact of the recession, with reduced revenues and increased operating losses.

The valuation methodology to estimate the fair value of the FedEx National LTL reporting unit was based primarily on a market approach (revenue multiples and/or earnings multiples) that considered market participant assumptions. We believe use of the market approach for FedEx National LTL is appropriate due to the forecast risk associated with the projections used under the income approach, particularly in the outer years of the forecast period (as described below). Further, there are directly comparable companies to the FedEx National LTL reporting unit for consideration under the market approach. The income approach also was incorporated into the impairment test to ensure the reasonableness of our conclusions under the market approach. Key assumptions considered were the revenue, operating income and capital expenditure forecasts and market participant assumptions on multiples related to revenue and earnings forecasts.

The forecast used in the valuation assumes operating losses will continue in the near-term due to the current economic conditions and excess capacity in the industry. However, the long-term outlook assumes that this excess capacity exits the market. This assumption drives significant volume and yield improvement into the FedEx National LTL reporting unit in future periods. The decision to include an assumption related to the elimination of excess capacity from the market and the associated cash flows is significant to the valuation and reflects management's outlook on the industry for future periods as of the valuation date.

We recorded an impairment charge of $90 million during the fourth quarter of 2009. This charge represented substantially all of the goodwill resulting from this acquisition. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income and is included in the results of the FedEx Freight segment.

Other Reporting Units Goodwill

Our remaining reporting units with significant recorded goodwill (excluding FedEx Office and FedEx National LTL) include our FedEx Express reporting unit and our FedEx Freight reporting unit. We evaluated our remaining reporting units during the fourth quarter of 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated fair value of each of our other reporting units significantly exceeded their carrying values in 2009. As a result, no additional testing or impairment charges were necessary.

FedEx Office Goodwill – 2008

During 2008, several developments and strategic decisions occurred at FedEx Office, including:

- FedEx Office was reorganized as a part of the FedEx Services segment. FedEx Office provides retail access to our customers for our package transportation businesses and an array of document and business services. Under FedEx Services, FedEx Office benefits from the full range of resources and expertise of FedEx Services to continue to enhance the customer experience, provide greater, more convenient access to the portfolio of services at FedEx, and increase revenues through our retail network.
- Senior management at FedEx Office was reorganized with several positions terminated and numerous reporting realignments, including naming a new president and CEO.
- We determined that we would minimize the use of the Kinko's trade name over the next several years.
- We began implementing revenue growth and cost management plans to improve financial performance.
- We began pursuing a more disciplined approach to the long-term expansion of the retail network, reducing the overall level of expansion.

In connection with our annual impairment testing in the fourth quarter of 2008, the valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach that considered market participant assumptions to estimate fair value. Key assumptions considered were the revenue and operating income forecast, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

In performing our annual impairment test, the most significant assumption used to estimate the fair value of the FedEx Office reporting unit was the discount rate. We used a discount rate of 12.5%, representing the estimated WACC of the FedEx Office reporting unit. The development of the WACC used in our estimate of fair value considered the following key factors:

- benchmark capital structures for guideline companies with characteristics similar to the FedEx Office reporting unit;
- current market conditions for the risk-free interest rate;
- the size and industry of the FedEx Office reporting unit; and
- risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

Upon completion of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $367 million during the fourth quarter of 2008. The goodwill impairment charge is included in 2008 operating expenses in the accompanying consolidated statements of income. This charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

INTANGIBLE ASSETS

The components of our identifiable intangible assets were as follows (in millions):

	May 31, 2009			May 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	**$207**	**$(133)**	**$ 74**	$205	$ (95)	$110
Contract related	**79**	**(72)**	**7**	79	(67)	12
Technology related and other	**74**	**(62)**	**12**	74	(51)	23
Kinko's trade name	**52**	**(27)**	**25**	52	(8)	44
Total	**$412**	**$(294)**	**$118**	$410	$(221)	$189

Prior to 2008, the intangible asset associated with the Kinko's trade name was not amortized because it had an indefinite remaining useful life and our intent was to use it indefinitely. During the fourth quarter of 2008, we made the decision to change the name of FedEx Kinko's to FedEx Office and rebrand our retail locations over the next several years. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand. This change converted this asset to a finite life asset and resulted in an impairment charge of $515 million. We estimated the fair value of this intangible asset based on an income approach using the relief-from-royalty method. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are inherently uncertain.

The $515 million impairment charge recorded during the fourth quarter of 2008 resulted in a remaining trade name balance of $52 million, which we began amortizing in the fourth quarter of 2008 on an accelerated basis, which will be fully amortized by May 2011. The trade name impairment charge is included in operating expenses in the accompanying consolidated statements of income. The charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

Amortization expense for intangible assets was $73 million in 2009, $60 million in 2008 and $42 million in 2007. Estimated amortization expense for the next five years is as follows (in millions):

2010	$47
2011	34
2012	11
2013	9
2014	10

Note 5: Selected Current Liabilities

The components of selected current liability captions were as follows (in millions):

	May 31, 2009	May 31, 2008
Accrued Salaries and Employee Benefits		
Salaries	**$ 201**	$ 193
Employee benefits, including variable compensation	**143**	404
Compensated absences	**517**	521
	$ 861	$1,118
Accrued Expenses		
Self-insurance accruals	**$ 626**	$ 577
Taxes other than income taxes	**338**	339
Other	**674**	637
	$1,638	$1,553

Note 6: Long-Term Debt and Other Financing Arrangements

The components of long-term debt (net of discounts) were as follows (in millions):

	May 31, 2009	May 31, 2008
Senior unsecured debt		
Interest rate of 3.50%, due in 2009	**$ –**	$ 500
Interest rate of 5.50%, due in 2010	**500**	499
Interest rate of 7.25%, due in 2011	**250**	250
Interest rate of 9.65%, due in 2013	**300**	300
Interest rate of 7.38%, due in 2014	**250**	–
Interest rate of 8.00%, due in 2019	**750**	–
Interest rate of 7.60%, due in 2098	**239**	239
	2,289	1,788
Capital lease obligations	**294**	220
	2,583	2,008
Less current portion	**653**	502
	$1,930	$1,506

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2009, are as follows (in millions):

2010	$500
2011	250
2012	–
2013	300
2014	250

Interest on our fixed-rate notes is paid semi-annually. Long-term debt, exclusive of capital leases, had carrying values of $2.3 billion compared with an estimated fair value of $2.4 billion at May 31, 2009, and $1.8 billion compared with an estimated fair value of $1.9 billion at May 31, 2008. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a shelf registration statement filed with the Securities and Exchange Commission that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

In January 2009, we issued $1 billion of senior unsecured debt under our shelf registration statement, comprised of fixed-rate notes totaling $250 million due in January 2014 and $750 million due in January 2019. The fixed-rate notes due in January 2014 bear interest at an annual rate of 7.375%, payable semi-annually, and the fixed-rate notes due in January 2019 bear interest at an annual rate of 8.00%, payable semi-annually. A portion of the net proceeds were used for repayment of our $500 million aggregate principal amount of 3.5% notes that matured on April 1, 2009. We plan to use the remaining net proceeds for working capital and general corporate purposes, including the repayment upon maturity of all or a portion of our $500 million aggregate principal amount of 5.50% notes maturing on August 15, 2009.

A $1 billion revolving credit agreement is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. This revolving credit agreement expires in July 2010. Our revolving credit agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.6 to 1.0 at May 31, 2009. As of May 31, 2009, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

We issue other financial instruments in the normal course of business to support our operations. Letters of credit at May 31, 2009 were $606 million. The amount unused under our primary $500 million letter of credit facility totaled $45 million at May 31, 2009. This facility expires in July 2010. These instruments are required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Our capital lease obligations include leases for aircraft and facilities. Our facility leases include leases that guarantee the repayment of certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

Note 7: Leases

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2040. We leased 13% of our total aircraft fleet under capital or operating leases as of May 31, 2009, compared with 14% as of May 31, 2008. In addition, supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31, 2009	May 31, 2008
Aircraft	**$ 50**	$ –
Package handling and ground support equipment	**165**	165
Vehicles	**17**	20
Other, principally facilities	**147**	150
	379	335
Less accumulated amortization	**300**	290
	$ 79	$ 45

Rent expense under operating leases was as follows (in millions):

	For years ended May 31, 2009	2008	2007
Minimum rentals	**$2,047**	$1,990	$1,916
Contingent rentals [1]	**181**	228	241
	$2,228	$2,218	$2,157

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2009 is as follows (in millions):

	Capital Leases	Operating Leases: Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2010	$164	$ 512	$1,247	$ 1,759
2011	20	526	1,086	1,612
2012	8	504	947	1,451
2013	119	499	817	1,316
2014	2	472	694	1,166
Thereafter	15	2,458	4,894	7,352
Total	328	$4,971	$9,685	$14,656
Less amount representing interest	34			
Present value of net minimum lease payments	$294			

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2009 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

Note 8: Preferred Stock

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2009, none of these shares had been issued.

Note 9: Stock-Based Compensation

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2009	2008	2007
Stock-based compensation expense	**$99**	$101	$103

We have two types of equity-based compensation: stock options and restricted stock.

STOCK OPTIONS

Under the provisions of our incentive stock plans, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with 82% of our options vesting ratably over four years.

RESTRICTED STOCK

Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price on the date of award. Compensation related to these awards is recognized as expense over the requisite service period.

For unvested stock options granted prior to June 1, 2006 and all restricted stock awards, the terms of these awards provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the remaining service or vesting period. This postretirement vesting provision was removed from all stock option awards granted subsequent to May 31, 2006.

VALUATION AND ASSUMPTIONS

We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. Many of these assumptions are judgmental and highly sensitive. Following is a table of the weighted-average Black-Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2009	2008	2007
Weighted-average Black-Scholes value	**$23.66**	$29.88	$31.60
Intrinsic value of options exercised	**$ 7**	$ 126	$ 145
Black-Scholes Assumptions:			
Expected lives	**5.5 years**	5 years	5 years
Expected volatility	**23%**	19%	22%
Risk-free interest rate	**3.284%**	4.763%	4.879%
Dividend yield	**0.492%**	0.337%	0.302%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The following table summarizes information about stock option activity for the year ended May 31, 2009:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[1]
Outstanding at June 1, 2008	16,677,806	$ 78.09		
Granted	2,209,919	86.78		
Exercised	(788,091)	55.25		
Forfeited	(456,545)	95.30		
Outstanding at May 31, 2009	**17,643,089**	**$79.90**	**5.6 years**	**$85**
Exercisable	**12,149,247**	**$71.15**	**4.5 years**	**$83**
Expected to vest	**5,054,335**	**$99.25**	**8.1 years**	**$ 2**
Available for future grants	**11,914,914**			

(1) Only presented for options with market value at May 31, 2009 in excess of the exercise price of the option.

The options granted during the year ended May 31, 2009 are primarily related to our principal annual stock option grant in June 2008.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2009:

	Restricted Stock	
	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2008	424,985	$103.97
Granted	197,180	90.57
Vested	(177,494)	98.05
Forfeited	(1,930)	100.35
Unvested at May 31, 2009	**442,741**	**$100.40**

During the year ended May 31, 2008, there were 174,418 shares of restricted stock granted with a weighted-average fair value of $114.40. During the year ended May 31, 2007, there were 175,005 shares of restricted stock granted with a weighted-average fair value of $109.90.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested During the Year	Fair Value (in millions)
2007	3,147,642	$65
2008	2,694,602	64
2009	**2,414,815**	**64**

As of May 31, 2009, there was $110 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately two years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2009 represented 9% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

Note 10: Computation of Earnings Per Share

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2009	2008	2007
Net income	**$ 98**	$1,125	$2,016
Weighted-average shares of common stock outstanding	**311**	309	307
Common equivalent shares:			
Incremental effect of shares from exercise of stock options and vesting of restricted stock	**1**	3	4
Weighted-average common and common equivalent shares outstanding	**312**	312	311
Basic earnings per common share	**$0.31**	$ 3.64	$ 6.57
Diluted earnings per common share	**$0.31**	$ 3.60	$ 6.48
Antidilutive options excluded from diluted earnings per common share	**12.6**	4.8	0.4

Note 11: Income Taxes

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2009	2008	2007
Current provision (benefit)			
Domestic:			
Federal	**$ (35)**	$514	$ 829
State and local	**18**	74	72
Foreign	**214**	242	174
	197	830	1,075
Deferred provision (benefit)			
Domestic:			
Federal	**327**	31	62
State and local	**48**	(2)	27
Foreign	**7**	32	35
	382	61	124
	$579	$891	$1,199

Pretax earnings of foreign operations for 2009, 2008 and 2007 were $106 million, $803 million and $648 million, respectively, which represents only a portion of total results associated with international shipments.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2009	2008	2007
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
Goodwill impairment	**48.0**	6.8	–
State and local income taxes, net of federal benefit	**1.9**	2.1	2.0
Other, net	**0.7**	0.3	0.3
Effective tax rate	**85.6%**	44.2%	37.3%

Our 2009 and 2008 effective tax rates were significantly impacted by goodwill impairment charges related to the Kinko's acquisition, which are not deductible for income tax purposes. Our 2007 tax rate was favorably impacted by the conclusion of various state and federal tax audits and appeals. The 2007 rate reduction was partially offset by tax charges incurred as a result of a reorganization in Asia associated with our acquisition in China, as described in Note 3.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2009		2008	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 406**	**$1,862**	$ 321	$1,650
Employee benefits	**384**	**143**	401	364
Self-insurance accruals	**392**	**–**	359	–
Other	**491**	**222**	426	224
Net operating loss/credit carryforwards	**131**	**–**	135	–
Valuation allowances	**(137)**	**–**	(124)	–
	$1,667	**$2,227**	$1,518	$2,238

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2009	2008
Current deferred tax asset	**$ 511**	$ 544
Noncurrent deferred tax liability	**(1,071)**	(1,264)
	$ (560)	$ (720)

We have $385 million of net operating loss carryovers in various foreign jurisdictions and $450 million of state operating loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2010. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Unremitted earnings of our foreign subsidiaries amounted to $191 million in 2009 and $147 million in 2008. We have not recognized deferred taxes for U.S. federal income tax purposes on the unremitted earnings of our foreign subsidiaries that are deemed to be permanently reinvested. Upon distribution, in the form of dividends or otherwise, these unremitted earnings would be subject to U.S. federal income tax. Unrecognized foreign tax credits would be available to reduce a portion, if not all, of the U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

Our liabilities recorded under FIN 48 totaled $72 million at May 31, 2009 and $88 million at May 31, 2008, including $59 million at May 31, 2009 and $68 million at May 31, 2008 associated with positions that if favorably resolved would provide a benefit to our effective tax rate. The change from the prior year relates primarily to the resolution of an immaterial state income tax matter during the second quarter of 2009. We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $19 million on May 31, 2009 and $25 million on May 31, 2008. Total interest and penalties included in our statement of operations is immaterial.

We file income tax returns in the U.S., various U.S. states, and various foreign jurisdictions. During 2009, the Internal Revenue Service ("IRS") completed its audit of our consolidated U.S. income tax returns for the 2004 through 2006 tax years. The completion of the audit did not have a material effect on our consolidated financial statements. We are no longer subject to U.S. federal income tax examination for years through 2006 except for specific U.S. federal income tax positions that are in various stages of appeal and/or litigation. No resolution date can be reasonably estimated at this time for these appeals and litigation, but their resolution is not expected to have a material effect on our consolidated financial statements. We are also subject to ongoing audits in state, local and foreign tax jurisdictions throughout the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at June 1, 2007	$72
Increases for tax positions taken in the current year	16
Increases for tax positions taken in prior years	12
Decreases for tax positions taken in prior years	(9)
Settlements	(3)
Balance at May 31, 2008	$88
Increases for tax positions taken in the current year	7
Increases for tax positions taken in prior years	10
Decreases for tax positions taken in prior years	(30)
Settlements	(3)
Balance at May 31, 2009	**$72**

Included in the May 31, 2009 and May 31, 2008 balances are $7 million and $8 million, respectively, of tax positions for which the ultimate deductibility or income inclusion is certain but for which there may be uncertainty about the timing of such deductibility or income inclusion. It is difficult to predict the ultimate outcome or the timing of resolution for tax positions under FIN 48. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for tax positions under FIN 48 includes no matters that are individually material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our tax positions under FIN 48 will be material.

Note 12: Retirement Plans

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans.

We made significant changes to our retirement plans during 2008 and 2009. Beginning January 1, 2008, we increased the annual company-matching contribution under the largest of our 401(k) plans covering most employees from a maximum of $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. As a temporary cost-control measure, we suspended 401(k) company-matching contributions for a minimum of one year effective February 1, 2009.

Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula (based on average earnings and years of service) were capped for most employees, and those benefits will be payable beginning at retirement. Effective June 1, 2008, future pension benefits for most employees began to be accrued under a cash balance formula we call the Portable Pension Account. These changes did not affect the benefits of previously retired and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years for most participants.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. Under the tax-qualified plans, the pension benefit is payable as a lump sum or an annuity at retirement at the election of the employee. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury index, with an interest rate equal to the greater of 4% or the one-year Treasury Constant Maturities rate plus 1%, but not greater than a rate based on the larger of the average 30-year Treasury note or the applicable provisions of the Internal Revenue Code.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2009	2008	2007
U.S. domestic and international pension plans	**$177**	$323	$467
U.S. domestic and international defined contribution plans	**237**	216	176
Postretirement healthcare plans	**57**	77	55
	$471	$616	$698

PENSION PLANS

Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in compliance with local laws and practices.

POSTRETIREMENT HEALTHCARE PLANS

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

RECENT ACCOUNTING PRONOUNCEMENT

As discussed in Note 1, we adopted the recognition and disclosure provisions of SFAS 158 on May 31, 2007. The adoption of SFAS 158 required recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in AOCI of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through AOCI. At May 31, 2009, under the provisions of SFAS 158, we recorded a decrease to equity of $1.2 billion (net of tax) based on a $462 million decrease in the funded status of our retirement plans since May 31, 2008. At May 31, 2008, we recorded an increase to equity of $469 million (net of tax) based on a $1 billion improvement in the funded status of our retirement plans since May 31, 2007.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end. On June 1, 2008, we made our transition election for the measurement date provision of SFAS 158 using the two-measurement approach. Under this approach, we completed two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. This approach required us to record the net periodic benefit cost for the transition period from March 1, 2008 through May 31, 2008 as an adjustment to beginning retained earnings ($44 million, net of tax) and actuarial gains and losses for the period (a gain of $372 million, net of tax) as an adjustment to the opening balance of AOCI. These adjustments increased the amount recorded for our pension assets by $528 million. Our actuarial gains resulted primarily from a 19-basis-point increase in the discount rate for our primary pension plan and an increase in plan assets at June 1, 2008.

PENSION PLAN ASSUMPTIONS

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

Beginning in 2009, we use a measurement date of May 31 for our pension and postretirement healthcare plans. Prior to 2009, our measurement date was February 28 (February 29 in 2008). Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis in this Annual Report.

Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate.

Predominantly all of our plan assets are actively managed. The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed-income portfolios, to earn a long-term investment return that meets our pension plan obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices.

The weighted-average asset allocations for our domestic pension plans at the measurement date were as follows (dollars in millions):

	Plan Assets at Measurement Date					
	2009			2008		
Asset Class	Actual	Actual%	Target%	Actual	Actual%	Target%
Domestic equities	**$ 4,129**	**39%**	**30%**	$ 5,694	49%	53%
International equities	**1,724**	**16**	**15**	2,481	21	17
Private equities	**357**	**3**	**5**	406	4	5
Total equities	**6,210**	**58**	**50**	8,581	74	75
Long-duration fixed-income securities	**2,535**	**24**	**45**	1,778	15	15
Other fixed-income securities	**1,861**	**18**	**5**	1,302	11	10
	$10,606	**100%**	**100%**	$11,661	100%	100%

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. As part of our strategy to manage future pension costs and net funded status volatility, we are transitioning to a more liability-driven investment strategy, which will better align our plan assets and liabilities. This strategy will ultimately result in a greater concentration of fixed-income investments.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The studies performed or updated supported the reasonableness of our expected rate of return of 8.5% for 2009 and 2008 and 9.1% for 2007. Based on conditions in global equity markets, we will reduce our estimated long-term rate of return on plan assets from 8.5% to 8.0% for 2010. For the 15-year period ended May 31, 2009, our actual returns were 7.5%.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2009 and a statement of the funded status as of May 31, 2009 and 2008 (in millions):

	Pension Plans[1]		Postretirement Healthcare Plans[1]	
	2009	2008	**2009**	2008
Accumulated Benefit Obligation ("ABO")	**$10,745**	$11,212		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	**$11,617**	$12,209	**$ 492**	$ 525
Adjustments due to change in measurement date				
Service cost plus interest cost during gap period	**309**	–	**16**	–
Additional experience during gap period	**(302)**	–	**(19)**	–
Changes due to gap period cash flow	**(83)**	–	**(5)**	–
Service cost	**499**	518	**31**	35
Interest cost	**798**	720	**33**	31
Actuarial (gain) loss	**(1,420)**	(1,531)	**(94)**	(56)
Benefits paid	**(351)**	(318)	**(42)**	(40)
Amendments	**(1)**	1	–	–
Other	**(16)**	18	**21**	(3)
PBO/APBO at the end of year	**$11,050**	$11,617	**$ 433**	$ 492
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$11,879**	$11,506	**$ –**	$ –
Adjustments due to change in measurement date				
Additional experience during gap period	**522**	–	–	–
Changes due to gap period cash flow	**(76)**	–	–	–
Actual return on plan assets	**(2,306)**	141	–	–
Company contributions	**1,146**	548	**21**	64
Benefits paid	**(351)**	(318)	**(42)**	(40)
Other	**(2)**	2	**21**	(24)
Fair value of plan assets at end of year	**$10,812**	$11,879	**$ –**	$ –
Funded Status of the Plans	**$ (238)**	$ 262	**$(433)**	$(492)
Employer contributions after measurement date	–	15	–	5
Net amount recognized	**$ (238)**	$ 277	**$(433)**	$(487)
Amount Recognized in the Balance Sheet at May 31:				
Noncurrent pension assets	**$ 311**	$ 827	**$ –**	$ –
Current pension, postretirement healthcare and other benefit obligations	**(31)**	(32)	**(26)**	(30)
Noncurrent pension, postretirement healthcare and other benefit obligations	**(518)**	(518)	**(407)**	(457)
Net amount recognized	**$ (238)**	$ 277	**$(433)**	$(487)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 3,731**	$ 2,455	**$(248)**	$(144)
Prior service (credit) cost and other	**(1,220)**	(1,362)	**2**	2
Total	**$ 2,511**	$ 1,093	**$(246)**	$(142)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 130**	$ 51	**$ (12)**	$ (7)
Prior service credit and other	**(113)**	(114)	–	–
Total	**$ 17**	$ (63)	**$ (12)**	$ (7)

(1) The measurement date for 2009 is May 31, 2009, and the measurement date for 2008 is February 29, 2008.

Our pension plans included the following components at May 31, 2009 and 2008 (in millions):

	ABO	PBO	Fair Value of Plan Assets	Funded Status	Other [1]	Net Amount Recognized
2009						
Qualified	**$10,113**	**$10,328**	**$10,606**	**$ 278**	**$ –**	**$ 278**
Nonqualified	**317**	**318**	**–**	**(318)**	**–**	**(318)**
International Plans	**315**	**404**	**206**	**(198)**	**–**	**(198)**
Total	**$10,745**	**$11,050**	**$10,812**	**$(238)**	**$ –**	**$(238)**
2008						
Qualified	$10,530	$10,834	$11,661	$ 827	$ –	$ 827
Nonqualified	333	338	–	(338)	7	(331)
International Plans	349	445	218	(227)	8	(219)
Total	$11,212	$11,617	$11,879	$ 262	$15	$ 277

(1) Amounts in "Other" represent employer contributions after measurement date.

The table above provides the ABO, PBO, fair value of plan assets and funded status of our plans on an aggregated basis. The following table, provided under the requirements of SFAS 158, presents our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. These plans are primarily comprised of our unfunded nonqualified plans and certain international plans, but do not include our principal U.S. domestic plan. At May 31, 2009 and 2008, the fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2009	2008
Pension Benefits		
Fair Value of Plan Assets	**$ 375**	$ 218
PBO	**(923)**	(783)
Net funded status	**$(548)**	$(565)

	ABO Exceeds the Fair Value of Plan Assets	
	2009	2008
Pension Benefits		
ABO [1]	**$(778)**	$ (682)
Fair Value of Plan Assets	**325**	217
PBO	**(869)**	(782)
Net funded status	**$(544)**	$(565)

(1) ABO not used in determination of funded status.

The APBO exceeds plan assets for each of our postretirement healthcare plans.

In September 2008, we made $483 million in voluntary contributions to our U.S. tax-qualified plans. We made additional voluntary contributions of $600 million during the fourth quarter of 2009 in order to improve the funded status of our principal pension plans. During 2008, we made voluntary contributions of $479 million to our U.S. tax-qualified plans. While our U.S. tax-qualified plans have ample funds to meet benefit payments, current market conditions have negatively impacted asset values over the near term. We anticipate making contributions to the U.S. tax-qualified plans totaling approximately $850 million in 2010, including $350 million in required minimum quarterly payments.

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 499**	$ 518	$ 540	**$ 31**	$ 35	$31
Interest cost	**798**	720	707	**33**	31	28
Expected return on plan assets	**(1,059)**	(985)	(930)	**–**	–	–
Recognized actuarial (gains) losses and other	**(61)**	70	150	**(7)**	11	(4)
Net periodic benefit cost	**$ 177**	$ 323	$ 467	**$ 57**	$ 77	$55

The reduction in pension costs from 2008 to 2009 was attributable to the significantly higher discount rate that was used to determine our 2009 expense. Decreases in pension costs from 2007 to 2008 are primarily the result of the plan changes discussed above and in Note 1.

Amounts recognized in OCI for all plans were as follows (in millions):

	2009				2008			
	Pension Plans		Postretirement Healthcare Plans		Pension Plans		Postretirement Healthcare Plans	
	Gross amount	Net of tax amount	Gross amount	Net of tax amount	Gross amount	Net of tax amount	Gross amount	Net of tax amount
Net gain (loss) and other, arising during period	**$1,944**	**$1,220**	**$(94)**	**$(61)**	$(685)	$(430)	$(56)	$(38)
Gain (loss) from settlements and curtailments	**2**	**1**	**–**	**–**	(17)	(10)	6	4
Amortizations:								
Prior service credit	**113**	**71**	**–**	**–**	113	70	–	–
Actuarial (losses) gains and other	**(49)**	**(30)**	**7**	**4**	(166)	(104)	3	2
Total recognized in OCI	**$2,010**	**$1,262**	**$(87)**	**$(57)**	$(755)	$(474)	$(47)	$(32)

Weighted-average actuarial assumptions for our primary U.S. pension plans, which represent substantially all of our PBO, are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2009	2008	2007	**2009**	2008	2007
Discount rate used to determine benefit obligation [1]	**7.68%**	6.96%	6.01%	**7.27%**	6.81%	6.08%
Discount rate used to determine net periodic benefit cost	**7.15**	6.01	5.91	**7.13**	6.08	6.08
Rate of increase in future compensation levels used to determine benefit obligation	**4.42**	4.51	4.47	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost [2]	**4.49**	4.47	3.46	–	–	–
Expected long-term rate of return on assets	**8.50**	8.50	9.10	–	–	–

(1) The assumed interest rate used to discount the estimated future benefit payments that have been accrued to date (the PBO) to their net present value.
(2) Average future salary increases based on age and years of service.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Plans	Postretirement Healthcare Plans
2010	$ 432	$ 27
2011	455	29
2012	507	30
2013	584	31
2014	654	32
2015–2019	4,654	188

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 9% during 2010, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 7% during 2010, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2009 or 2009 benefit expense because the level of these benefits is capped.

Note 13: Business Segment Information

FedEx Express, FedEx Ground and the FedEx Freight LTL Group represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments as of May 31, 2009 included the following businesses:

FedEx Express Segment
- FedEx Express (express transportation)
- FedEx Trade Networks (global trade services)

FedEx Ground Segment
- FedEx Ground (small-package ground delivery)
- FedEx SmartPost (small-parcel consolidator)

FedEx Freight Segment
- FedEx Freight LTL Group:
  - FedEx Freight (regional LTL freight transportation)
  - FedEx National LTL (long-haul LTL freight transportation)
- FedEx Custom Critical (time-critical transportation)
- Caribbean Transportation Services (airfreight forwarding)

FedEx Services Segment
- FedEx Services (sales, marketing and information technology functions)
- FedEx Office (document and business services and package acceptance)
- FedEx Customer Information Services ("FCIS") (customer service, billings and collections)
- FedEx Global Supply Chain Services (logistics services)

Effective June 1, 2009, Caribbean Transportation Services, Inc. ("CTS"), a business in the FedEx Freight segment, was integrated into FedEx Express to leverage synergies between CTS and FedEx Express and to gain cost efficiencies by maximizing the use of FedEx Express assets for this service offering.

FEDEX SERVICES SEGMENT

The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FCIS, which is responsible for customer service, billings and collections for FedEx Express and FedEx Ground U.S. customers; FedEx Global Supply Chain Services, which provides a range of logistics services to our customers; and FedEx Office, which provides retail access to our customers for our package transportation businesses and an array of document and business services.

The costs of the sales, marketing and information technology support provided by FedEx Services and the customer service functions of FCIS, together with the normal, ongoing net operating costs of FedEx Global Supply Chain Services and FedEx Office, are allocated primarily to the FedEx Express and FedEx Ground segments based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $810 million fourth quarter 2009 impairment charge for the Kinko's goodwill and the $891 million 2008 charge predominantly associated with impairment charges for the Kinko's trade name and goodwill were not allocated to the FedEx Express or FedEx Ground segments, as the charges were unrelated to the core performance of those businesses.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in Management's Discussion and Analysis of Operations and Financial Condition ("MD&A") includes the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes allocations for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates transportation segment financial performance based on operating income.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment(1)	FedEx Ground Segment	FedEx Freight Segment(2)	FedEx Services Segment(3)	Other and Eliminations	Consolidated Total
Revenues						
2009	**$22,364**	**$7,047**	**$4,415**	**$1,977**	**$ (306)**	**$35,497**
2008	24,421	6,751	4,934	2,138	(291)	37,953
2007	22,681	6,043	4,586	2,136	(232)	35,214
Depreciation and amortization						
2009	**$ 961**	**$ 337**	**$ 224**	**$ 451**	**$ 2**	**$ 1,975**
2008	944	305	227	469	1	1,946
2007	856	268	195	420	3	1,742
Operating income (loss)						
2009	**$ 794**	**$ 807**	**$ (44)**	**$ (810)**	**$ –**	**$ 747**
2008	1,901	736	329	(891)	–	2,075
2007	1,991	822	463	–	–	3,276
Segment assets(4)						
2009	**$13,483**	**$3,291**	**$3,044**	**$3,240**	**$1,186**	**$24,244**
2008	13,416	2,770	3,276	4,651	1,520	25,633
2007	15,650	3,937	3,150	5,384	(4,121)	24,000

(1) FedEx Express segment 2009 operating expenses include a charge of $260 million primarily related to aircraft-related asset impairments. FedEx Express segment 2007 operating expenses include a charge of $143 million associated with upfront compensation and benefits under our pilot labor contract.

(2) FedEx Freight segment 2009 operating expenses include a charge of $100 million primarily related to impairment charges associated with goodwill related to the Watkins Motor Lines (now known as FedEx National LTL) acquisition. FedEx Freight segment results include the results of FedEx National LTL from the date of its acquisition on September 3, 2006.

(3) FedEx Services segment 2009 operating expenses include a charge of $810 million related to impairment of goodwill resulting from the Kinko's acquisition. FedEx Services segment 2008 operating expenses include a charge of $891 million predominantly related to impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition. The normal, ongoing net operating costs of the FedEx Services segment are allocated back to the transportation segments.

(4) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2009	**$1,348**	**$636**	**$240**	**$235**	**$ –**	**$2,459**
2008	1,716	509	266	455	1	2,947
2007	1,672	489	287	432	2	2,882

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue by Service Type

	2009	2008	2007
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 6,074**	$ 6,578	$ 6,485
U.S. overnight envelope	**1,855**	2,012	1,990
U.S. deferred	**2,789**	2,995	2,883
Total domestic package revenue	**10,718**	11,585	11,358
International Priority (IP)	**6,978**	7,666	6,722
International domestic [(1)]	**565**	663	370
Total package revenue	**18,261**	19,914	18,450
Freight:			
U.S.	**2,165**	2,398	2,412
International Priority Freight	**1,104**	1,243	1,045
International airfreight	**369**	406	394
Total freight revenue	**3,638**	4,047	3,851
Other [(2)]	**465**	460	380
Total FedEx Express segment	**22,364**	24,421	22,681
FedEx Ground segment	**7,047**	6,751	6,043
FedEx Freight segment [(3)]	**4,415**	4,934	4,586
FedEx Services segment	**1,977**	2,138	2,136
Other and eliminations	**(306)**	(291)	(232)
	$35,497	$ 37,953	$35,214

Geographical Information [(4)]

	2009	2008	2007
Revenues:			
U.S.	**$25,819**	$27,306	$ 26,132
International	**9,678**	10,647	9,082
	$35,497	$37,953	$ 35,214
Noncurrent assets:			
U.S.	**$13,560**	$14,920	$ 14,191
International	**3,568**	3,469	3,180
	$17,128	$18,389	$ 17,371

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, China and India. We reclassified the prior period international domestic revenues previously included within other revenues to conform to the current period presentation.
(2) Other revenues includes FedEx Trade Networks.
(3) Includes the operations of FedEx National LTL from the date of acquisition, September 3, 2006.
(4) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

Note 14: Supplemental Cash Flow Information

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2009	2008	2007
Interest (net of capitalized interest)	**$ 61**	$105	$ 136
Income taxes	**509**	816	1,064

Note 15: Guarantees and Indemnifications

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $755 million in principal of these bonds (with total future principal and interest payments of approximately $1.0 billion as of May 31, 2009) through these leases. Of the $755 million bond principal guaranteed, $204 million was included in capital lease obligations in our balance sheet at May 31, 2009. The remaining $551 million has been accounted for as operating leases.

Note 16: Commitments

Annual purchase commitments under various contracts as of May 31, 2009 were as follows (in millions):

	Aircraft[1]	Aircraft-Related[2]	Other[3]	Total
2010	$ 710	$254	$648	$1,612
2011	765	26	137	928
2012	527	–	111	638
2013	425	–	62	487
2014	466	–	11	477
Thereafter	1,924	–	125	2,049

(1) Our obligation to purchase 15 of these aircraft (Boeing 777 Freighters, or B777Fs) is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended.
(2) Primarily aircraft modifications.
(3) Primarily vehicles, facilities, computers, advertising and promotions contracts and for 2010, a total of $350 million of required quarterly contributions to our U.S. domestic pension plans.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

In December 2008, we reached an agreement with Boeing to defer the delivery of certain B777F aircraft by up to 17 months. The rescheduled delivery dates have been reflected in the table above. In addition, in January 2009, we exercised our option with Boeing to purchase an additional 15 B777F aircraft and obtained an option to purchase an additional 15 B777F aircraft. Our obligation to purchase these additional aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Accordingly, we have now agreed, subject to the above contractual condition, to purchase a total of 30 B777F aircraft and hold an option to purchase an additional 15 B777F aircraft.

Deposits and progress payments of $544 million have been made toward aircraft purchases, options to purchase additional aircraft and other planned aircraft-related transactions. These deposits are classified in the "Intangible and other assets" caption of our consolidated balance sheets. Our primary aircraft purchase commitments include the B757 in passenger configuration, which will require additional costs to modify for cargo transport, and the new B777F aircraft. In addition, we have committed to modify our DC10 aircraft for two-man cockpit configurations. Future payments related to these activities are included in the table above. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the number and type of aircraft we are committed to purchase as of May 31, 2009, with the year of expected delivery:

	B757	B777F	MD11	Total
2010	12	4	2	18
2011	16	4	–	20
2012	8	3	–	11
2013	–	3	–	3
2014	–	3	–	3
Thereafter	–	13	–	13
Total	36	30	2	68

Note 17: Contingencies

Wage-and-Hour. We are a defendant in a number of lawsuits containing various class-action allegations of wage-and-hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both.

In February 2008, one of these wage-and-hour cases, *Wiegele v. FedEx Ground,* was certified as a class action by a California federal court, and in April 2008, the U.S. Court of Appeals for the Ninth Circuit denied our petition to review the class certification ruling. The plaintiffs in Wiegele represent a class of FedEx Ground sort managers and dock service managers in California from May 10, 2002 to the present. The plaintiffs allege that FedEx Ground has misclassified the managers as exempt from the overtime requirements of California wage-and-hour laws and is correspondingly liable for failing to pay them overtime compensation and provide them with rest and meal breaks. Subject to court approval, the plaintiffs have agreed to dismiss the sort managers, leaving only the dock service managers in the class.

In September 2008, in another one of these wage-and-hour cases, *Tidd v. Adecco USA, Kelly Services and FedEx Ground,* a Massachusetts federal court conditionally certified a class limited to individuals who were employed by two temporary employment agencies and who worked as temporary pick-up-and-delivery drivers for FedEx Ground in the New England region within the past three years. Potential claimants must voluntarily "opt in" to the lawsuit in order to be considered part of the class. In addition, in the same opinion, the court granted summary judgment in favor of FedEx Ground with respect to the plaintiffs' claims for unpaid overtime wages. Accordingly, as to FedEx Ground, the conditionally certified class of plaintiffs is now limited to a claim of failure to pay regular wages due under the federal Fair Labor Standards Act.

In April 2009, in another one of these wage-and-hour cases, *Bibo v. FedEx Express,* a California federal court granted class certification, certifying several subclasses of FedEx Express couriers in California from April 14, 2006 (the date of the settlement of the *Foster* class action) to the present. The plaintiffs allege that FedEx Express violated California wage-and-hour laws after the date of the *Foster* settlement. In particular, the plaintiffs allege, among other things, that they were forced to work "off the clock" and were not provided with required meal breaks or split-shift premiums. We have asked the U.S. Court of Appeals for the Ninth Circuit to accept an appeal of the class certification ruling.

These class certification rulings do not address whether we will ultimately be held liable. We have denied any liability and intend to vigorously defend ourselves in these wage-and-hour lawsuits. We do not believe that any loss is probable in these lawsuits.

Independent Contractor — Lawsuits and State Administrative Proceedings. FedEx Ground is involved in approximately 50 class-action lawsuits (including 21 that have been certified as class actions), several individual lawsuits and approximately 40 state tax and other administrative proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors.

Most of the class-action lawsuits have been consolidated for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. With the exception of recently filed cases that have been or will be transferred to the multidistrict litigation, discovery on class certification and classification issues and class certification briefing are now complete. In October 2007, we received a decision from the court granting class certification in a Kansas action alleging state law claims on behalf of a statewide class and federal law claims under the Employee Retirement Income Security Act of 1974 on behalf of a nationwide class. In January 2008, the U.S. Court of Appeals for the Seventh Circuit declined our request for appellate review of the class certification decision. In March 2008, the court granted class certification in 19 additional cases and denied it in nine cases. The court has not yet ruled on class certification in the other cases that are pending in the multidistrict litigation. Motions for summary judgment on the classification issue (i.e., independent contractor vs. employee) are pending in all 20 of the multidistrict litigation cases that have been certified as class actions.

In January 2008, one of the contractor-model lawsuits that is not part of the multidistrict litigation, *Anfinson v. FedEx Ground,* was certified as a class action by a Washington state court. The plaintiffs in *Anfinson* represent a class of FedEx Ground single-route, pickup-and-delivery owner-operators in Washington from December 21, 2001 through December 31, 2005 and allege that the class members should be reimbursed as employees for their uniform expenses and should receive overtime pay. In March 2009, a jury trial in the *Anfinson* case was held, and the jury returned a verdict in favor of FedEx Ground, finding that all 320 class members were independent contractors, not employees. The plaintiffs have appealed the verdict. The other contractor-model lawsuits that are not part of the multidistrict litigation are not as far along procedurally as *Anfinson* and are all currently stayed pending further developments in the multidistrict litigation.

FedEx Ground is also involved in several lawsuits, including one purported class action, brought by drivers of the company's independent contractors who claim that they were jointly employed by the contractor and FedEx Ground.

Adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. Given the nature and status of these lawsuits, we cannot yet determine the amount or a reasonable range of potential loss, if any, but it is reasonably possible that such potential loss or such changes to the independent contractor status of FedEx Ground's owner-operators could be material. However, we do not believe that a material loss is probable in any of these matters.

Independent Contractor — IRS Audit. In October 2008, the IRS withdrew its tentative assessment of tax and penalties for the 2002 calendar year ($319 million plus interest) against FedEx Ground relating to the classification of FedEx Ground's owner-operators for federal employment tax purposes. The IRS is continuing its employment tax audit of FedEx Ground for the 2002 calendar year. We are engaged in discussions with the IRS audit team regarding this matter. We continue to believe that FedEx Ground's owner-operators are independent contractors and that no loss is probable in this matter.

Independent Contractor — Shareholder Derivative Lawsuits. The Plumbers and Pipefitters Local 51 Pension Fund and the Western Pennsylvania Bricklayers Pension Fund each filed shareholder derivative lawsuits (which have now been consolidated) in Tennessee federal court naming FedEx Corporation as a nominal defendant and the members of the Board of Directors of FedEx Corporation as defendants (the Plumbers and Pipefitters suit was filed in May 2008 and the Bricklayers suit was filed in June 2008). The derivative lawsuits, which are purportedly brought to assert the rights of FedEx Corporation, assert claims against the Board members for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment in connection with the management of FedEx Ground — in particular, the classification of FedEx Ground's owner-operators as independent contractors. Given the preliminary status of these matters, we cannot yet determine the amount or a reasonable range of potential loss. However, we do not believe that any loss is probable.

Other. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

Additional information about our contingencies can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis.

Note 18: Related Party Transactions

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi-year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

Note 19: Summary of Quarterly Operating Results (Unaudited)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009 (1)				
Revenues	**$9,970**	**$9,538**	**$8,137**	**$7,852**
Operating income (loss)	**630**	**784**	**182**	**(849)**
Net income (loss)	**384**	**493**	**97**	**(876)**
Basic earnings (loss) per common share	**1.23**	**1.59**	**0.31**	**(2.82)**
Diluted earnings (loss) per common share (2)	**1.23**	**1.58**	**0.31**	**(2.82)**
2008 (3)				
Revenues	$9,199	$9,451	$9,437	$9,866
Operating income (loss)	814	783	641	(163)
Net income (loss)	494	479	393	(241)
Basic earnings (loss) per common share	1.60	1.55	1.27	(0.78)
Diluted earnings (loss) per common share	1.58	1.54	1.26	(0.78)

(1) Operating expenses for the fourth quarter of 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.46 per diluted share) primarily related to noncash impairment charges associated with goodwill and aircraft-related asset impairments.

(2) The sum of the quarterly diluted earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective period.

(3) Results for the fourth quarter of 2008 include a charge of $891 million ($696 million, net of tax, or $2.22 per diluted share), predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition. The earnings-per-share impact of the impairment charge differs for the fourth quarter and full year due to differences in the weighted-average number of shares outstanding.

Note 20: Condensed Consolidating Financial Statements

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee $1.7 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor" and "Non-Guarantor" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non-guarantor subsidiaries are presented in the following tables (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,768	$ 272	$ 304	$ (52)	$ 2,292
Receivables, less allowances	1	2,717	712	(39)	3,391
Spare parts, supplies and fuel, prepaid expenses and other, less allowances	1	838	83	–	922
Deferred income taxes	–	486	25	–	511
Total current assets	1,770	4,313	1,124	(91)	7,116
Property and Equipment, at Cost	23	26,984	2,253	–	29,260
Less accumulated depreciation and amortization	17	14,659	1,167	–	15,843
Net property and equipment	6	12,325	1,086	–	13,417
Intercompany Receivable	758	–	379	(1,137)	–
Goodwill	–	1,485	744	–	2,229
Investment in Subsidiaries	11,973	2,129	–	(14,102)	–
Pension Assets	311	–	–	–	311
Other Assets	911	994	121	(855)	1,171
	$15,729	$21,246	$3,454	$(16,185)	$24,244
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 500	$ 153	$ –	$ –	$ 653
Accrued salaries and employee benefits	26	711	124	–	861
Accounts payable	5	1,078	380	(91)	1,372
Accrued expenses	51	1,426	161	–	1,638
Total current liabilities	582	3,368	665	(91)	4,524
Long-Term Debt, Less Current Portion	1,250	680	–	–	1,930
Intercompany Payable	–	1,137	–	(1,137)	–
Other Liabilities					
Deferred income taxes	–	1,875	51	(855)	1,071
Other liabilities	271	2,732	90	–	3,093
Total other long-term liabilities	271	4,607	141	(855)	4,164
Stockholders' Investment	13,626	11,454	2,648	(14,102)	13,626
	$15,729	$21,246	$3,454	$(16,185)	$24,244

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,101	$ 166	$ 272	$ –	$ 1,539
Receivables, less allowances	4	3,310	1,083	(38)	4,359
Spare parts, supplies and fuel, prepaid expenses and other, less allowances	10	710	82	–	802
Deferred income taxes	–	512	32	–	544
Total current assets	1,115	4,698	1,469	(38)	7,244
Property and Equipment, at Cost	24	26,658	2,623	–	29,305
Less accumulated depreciation and amortization	16	14,578	1,233	–	15,827
Net property and equipment	8	12,080	1,390	–	13,478
Intercompany Receivable	1,902	–	333	(2,235)	–
Goodwill	–	2,299	866	–	3,165
Investment in Subsidiaries	11,913	2,678	–	(14,591)	–
Pension Assets	813	1	13	–	827
Other Assets	381	744	153	(359)	919
	$16,132	$22,500	$4,224	$(17,223)	$25,633
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 500	$ –	$ 2	$ –	$ 502
Accrued salaries and employee benefits	41	881	196	–	1,118
Accounts payable	3	1,774	456	(38)	2,195
Accrued expenses	25	1,301	227	–	1,553
Total current liabilities	569	3,956	881	(38)	5,368
Long-Term Debt, Less Current Portion	749	756	1	–	1,506
Intercompany Payable	–	2,235	–	(2,235)	–
Other Liabilities					
Deferred income taxes	–	1,518	105	(359)	1,264
Other liabilities	288	2,549	132	–	2,969
Total other long-term liabilities	288	4,067	237	(359)	4,233
Stockholders' Investment	14,526	11,486	3,105	(14,591)	14,526
	$16,132	$22,500	$4,224	$(17,223)	$25,633

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$29,923	$5,851	$ (277)	$35,497
OPERATING EXPENSES:					
Salaries and employee benefits	82	11,483	2,202	–	13,767
Purchased transportation	–	3,362	1,211	(39)	4,534
Rentals and landing fees	4	2,134	296	(5)	2,429
Depreciation and amortization	2	1,706	267	–	1,975
Fuel	–	3,554	257	–	3,811
Maintenance and repairs	1	1,755	142	–	1,898
Impairment and other charges	–	1,098	106	–	1,204
Intercompany charges, net	(193)	81	112	–	–
Other	104	4,198	1,063	(233)	5,132
	–	29,371	5,656	(277)	34,750
OPERATING INCOME	–	552	195	–	747
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	98	103	–	(201)	–
Interest, net	(73)	28	(14)	–	(59)
Intercompany charges, net	90	(118)	28	–	–
Other, net	(17)	(3)	9	–	(11)
INCOME BEFORE INCOME TAXES	98	562	218	(201)	677
Provision for income taxes	–	514	65	–	579
NET INCOME	$ 98	$ 48	$ 153	$ (201)	$ 98

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$31,464	$6,860	$ (371)	$37,953
OPERATING EXPENSES:					
Salaries and employee benefits	98	11,660	2,444	–	14,202
Purchased transportation	–	3,392	1,333	(91)	4,634
Rentals and landing fees	4	2,127	313	(3)	2,441
Depreciation and amortization	2	1,651	293	–	1,946
Fuel	–	4,095	314	–	4,409
Maintenance and repairs	1	1,907	160	–	2,068
Impairment charges	–	882	–	–	882
Intercompany charges, net	(204)	(94)	298	–	–
Other	99	4,400	1,074	(277)	5,296
	–	30,020	6,229	(371)	35,878
OPERATING INCOME	–	1,444	631	–	2,075
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	1,125	310	–	(1,435)	–
Interest, net	(44)	4	(14)	–	(54)
Intercompany charges, net	51	(66)	15	–	–
Other, net	(7)	3	(1)	–	(5)
INCOME BEFORE INCOME TAXES	1,125	1,695	631	(1,435)	2,016
Provision for income taxes	–	687	204	–	891
NET INCOME	$1,125	$ 1,008	$ 427	$(1,435)	$ 1,125

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$29,894	$5,671	$ (351)	$35,214
OPERATING EXPENSES:					
Salaries and employee benefits	103	11,632	2,005	–	13,740
Purchased transportation	–	3,063	950	(35)	3,978
Rentals and landing fees	3	2,082	261	(3)	2,343
Depreciation and amortization	2	1,513	227	–	1,742
Fuel	–	3,218	210	–	3,428
Maintenance and repairs	1	1,830	121	–	1,952
Intercompany charges, net	(193)	(170)	363	–	–
Other	84	4,133	851	(313)	4,755
	–	27,301	4,988	(351)	31,938
OPERATING INCOME	–	2,593	683	–	3,276
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	2,016	390	–	(2,406)	–
Interest, net	(22)	(29)	(2)	–	(53)
Intercompany charges, net	29	(34)	5	–	–
Other, net	(7)	–	(1)	–	(8)
INCOME BEFORE INCOME TAXES	2,016	2,920	685	(2,406)	3,215
Provision for income taxes	–	971	228	–	1,199
NET INCOME	$2,016	$ 1,949	$ 457	$(2,406)	$ 2,016

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (925)	$ 3,357	$ 373	$(52)	$ 2,753
INVESTING ACTIVITIES					
Capital expenditures	–	(2,248)	(211)	–	(2,459)
Business acquisitions, net of cash acquired	–	–	(3)	–	(3)
Proceeds from asset dispositions and other	–	69	10	–	79
CASH USED IN INVESTING ACTIVITIES	–	(2,179)	(204)	–	(2,383)
FINANCING ACTIVITIES					
Net transfers (to) from Parent	1,173	(1,066)	(107)	–	–
Payment on loan from Parent	17	–	(17)	–	–
Principal payments on debt	(500)	–	(1)	–	(501)
Proceeds from debt issuance	1,000	–	–	–	1,000
Proceeds from stock issuances	41	–	–	–	41
Excess tax benefits on the exercise of stock options	4	–	–	–	4
Dividends paid	(137)	–	–	–	(137)
Other, net	(7)	–	–	–	(7)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,591	(1,066)	(125)	–	400
CASH AND CASH EQUIVALENTS					
Effect of exchange rate changes on cash	–	(6)	(11)	–	(17)
Net increase (decrease) in cash and cash equivalents	666	106	33	(52)	753
Cash and cash equivalents at beginning of period	1,101	166	272	–	1,539
Cash and cash equivalents at end of period	$1,767	$ 272	$ 305	$(52)	$ 2,292

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (44)	$ 3,070	$ 439	$ –	$3,465
INVESTING ACTIVITIES					
Capital expenditures	(1)	(2,683)	(263)	–	(2,947)
Business acquisitions, net of cash acquired	–	–	(4)	–	(4)
Collection on (payment of) loan to Parent	(5,971)	5,971	–	–	–
Proceeds from asset dispositions and other	–	34	20	–	54
CASH USED IN INVESTING ACTIVITIES	(5,972)	3,322	(247)	–	(2,897)
FINANCING ACTIVITIES					
Net transfers (to) from Parent	463	(296)	(167)	–	–
Dividend paid (to) from Parent	5,971	(5,971)	–	–	–
Principal payments on debt	(551)	(85)	(3)	–	(639)
Proceeds from stock issuances	108	–	–	–	108
Excess tax benefits on the exercise of stock options	38	–	–	–	38
Dividends paid	(124)	–	–	–	(124)
Other, net	–	–	–	–	–
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	5,905	(6,352)	(170)	–	(617)
CASH AND CASH EQUIVALENTS					
Effect of exchange rate changes on cash	–	2	17	–	19
Net (decrease) increase in cash and cash equivalents	(111)	42	39	–	(30)
Cash and cash equivalents at beginning of period	1,212	124	233	–	1,569
Cash and cash equivalents at end of period	$ 1,101	$ 166	$ 272	$ –	$1,539

	Year Ended May 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (57)	$ 2,741	$ 873	$ –	$ 3,557
INVESTING ACTIVITIES					
Capital expenditures	(1)	(2,631)	(250)	–	(2,882)
Business acquisitions, net of cash acquired	(175)	(36)	(1,099)	–	(1,310)
Proceeds from asset dispositions	–	47	21	–	68
CASH USED IN INVESTING ACTIVITIES	(176)	(2,620)	(1,328)	–	(4,124)
FINANCING ACTIVITIES					
Net transfers (to) from Parent	(578)	40	538	–	–
Principal payments on debt	(700)	(206)	–	–	(906)
Proceeds from debt issuance	999	55	–	–	1,054
Proceeds from stock issuances	115	–	–	–	115
Excess tax benefits on the exercise of stock options	45	–	–	–	45
Dividends paid	(110)	–	–	–	(110)
Other, net	(5)	–	–	–	(5)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(234)	(111)	538	–	193
CASH AND CASH EQUIVALENTS					
Effect of exchange rate changes on cash	–	–	6	–	6
Net (decrease) increase in cash and cash equivalents	(467)	10	89	–	(368)
Cash and cash equivalents at beginning of period	1,679	114	144	–	1,937
Cash and cash equivalents at end of period	$1,212	$ 124	$ 233	$ –	$ 1,569

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective May 31, 2007 the Company adopted SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
July 10, 2009

Selected Financial Data

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2009. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere in this Annual Report.

	2009 (1)	2008 (2)	2007 (3)	2006 (4)	2005 (5)
Operating Results					
Revenues	**$ 35,497**	$ 37,953	$ 35,214	$ 32,294	$ 29,363
Operating income	**747**	2,075	3,276	3,014	2,471
Income before income taxes	**677**	2,016	3,215	2,899	2,313
Net income	**98**	1,125	2,016	1,806	1,449
Per Share Data					
Earnings per share:					
Basic	**$ 0.31**	$ 3.64	$ 6.57	$ 5.94	$ 4.81
Diluted	**$ 0.31**	$ 3.60	$ 6.48	$ 5.83	$ 4.72
Average shares of common stock outstanding	**311**	309	307	304	301
Average common and common equivalent shares outstanding	**312**	312	311	310	307
Cash dividends declared	**$ 0.44**	$ 0.30	$ 0.37	$ 0.33	$ 0.29
Financial Position					
Property and equipment, net	**$ 13,417**	$ 13,478	$ 12,636	$ 10,770	$ 9,643
Total assets	**24,244**	25,633	24,000	22,690	20,404
Long-term debt, less current portion	**1,930**	1,506	2,007	1,592	2,427
Common stockholders' investment	**13,626**	14,526	12,656	11,511	9,588
Other Operating Data					
FedEx Express aircraft fleet	**654**	677	669	671	670
Average full-time equivalent employees and contractors	**247,908**	254,142	241,903	221,677	215,838

(1) Operating expenses include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily related to impairment charges associated with goodwill and aircraft. Additionally, common stockholders' investment includes an other comprehensive income charge of $1.2 billion, net of tax, related to the funded status of our retirement plans at May 31, 2009.

(2) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to impairment charges associated with intangible assets from the Kinko's acquisition. See Note 4 to the accompanying consolidated financial statements. Additionally, results for 2008 and 2007 include several 2007 acquisitions, as described in Note 3 to the accompanying financial statements.

(3) Results for 2007 include a charge of $143 million at FedEx Express associated with upfront compensation and benefits under our labor contract with our pilots. See Note 1 to the accompanying consolidated financial statements.

(4) Results for 2006 include a charge of $79 million ($49 million, net of tax, or $0.16 per diluted share) to adjust the accounting for certain facility leases, predominantly at FedEx Express.

(5) Results for 2005 include a charge of $48 million ($31 million, net of tax, or $0.10 per diluted share) at FedEx Express related to the Airline Stabilization Act and a $12 million, or $0.04 per diluted share, benefit from an income-tax adjustment.

Board of Directors

James L. Barksdale [3] [4]
Chairman and President
Barksdale Management Corporation
Investment management company

John A. Edwardson [1*]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin [3*] [4]
Chief Executive Officer
JLABS, LLC
Technology company

J.R. Hyde III [3]
Chairman
GTx, Inc.
Biopharmaceutical company

Shirley A. Jackson [2] [4]
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger [2]
Chairman, President and
Chief Executive Officer
ITT Corporation
Engineering and manufacturing company

Gary W. Loveman [1] [3]
Chairman, President and
Chief Executive Officer
Harrah's Entertainment, Inc.
Casino entertainment company

Susan C. Schwab [2]
Professor
University of Maryland
School of Public Policy
Former U.S. Trade Representative

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith [1]
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

Paul S. Walsh [2]
Chief Executive Officer
Diageo plc
Beverage company

Peter S. Willmott [1] [4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Information Technology Oversight Committee*
(4) *Nominating & Governance Committee*
* *Committee Chair*

Executive Officers and Senior Management

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express Segment

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and President, International
FedEx Express

William J. Logue
Executive Vice President and Chief Operating Officer, United States
FedEx Express

G. Edmond Clark
President and Chief Executive Officer
FedEx Trade Networks

FedEx Ground Segment

David F. Rebholz
President and Chief Executive Officer
FedEx Ground

Rodger G. Marticke
Executive Vice President and Chief Operating Officer
FedEx Ground

Ward B. Strang
President and Chief Executive Officer
FedEx SmartPost

FedEx Freight Segment

Douglas G. Duncan
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

FedEx Services Segment

Sherry A. Aaholm
Executive Vice President, Information Technology
FedEx Services

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Executive Officer
FedEx Customer Information Services

Thomas Schmitt
President and Chief Executive Officer
FedEx Global Supply Chain Services

Corporate Information

FedEx Corporation: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

Annual Meeting of Shareowners: Monday, September 28, 2009, 10:00 a.m. local time, The Peabody Hotel, Grand Ballroom, 149 Union Avenue, Memphis, Tennessee 38103.

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Shareowners: As of July 13, 2009, there were 18,062 shareowners of record.

Market Information: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2009 and 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2009				
High	**$ 93.69**	**$ 96.65**	**$ 76.94**	**$62.16**
Low	**71.33**	**53.90**	**42.37**	**34.02**
Dividend	**0.11**	**0.11**	**0.11**	**0.11**
FY 2008				
High	$119.10	$111.29	$101.53	$99.46
Low	99.30	91.10	80.00	82.50
Dividend	0.10	0.10	0.10	0.10

Financial Information: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. You will be mailed a copy of the Form 10-K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

SEC and NYSE Certifications: The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Memphis, Tennessee

Customer Service: Call 1-800-Go-FedEx or visit fedex.com.

Media Inquiries: Global Communications, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 434-8100, e-mail: mediarelations@fedex.com

Shareowner Account Services: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617, www.computershare.com

Direct Stock Purchase and Dividend Reinvestment:
For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Investor Relations: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, age, disability, veteran status or, where applicable, marital status.

Service Marks: The following are registered service marks of Federal Express Corporation, registered with the U.S. Patent & Trademark Office and in other countries: FedEx®, FedEx Express®, FedEx Ground®, FedEx Freight®, FedEx Custom Critical®, FedEx International Priority®, FedEx International Priority® Freight, FedEx SmartPost®, FedEx Home Delivery®, FedEx Trade Networks® and FedEx National LTL®. Caribbean Transportation Services℠, FedEx Office℠, and FedEx Global Supply Chain Services℠ are service marks of Federal Express Corporation.

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FedEx's network of operating companies provides the access the world needs today — and tomorrow. FedEx Express is the world's largest express transportation company, providing fast and reliable delivery to more than 220 countries and territories. FedEx Ground provides low-cost, small-package shipping in the United States and Canada. FedEx Freight is a leading North American provider of less-than-truckload (LTL) freight services. FedEx Services provides support services for our transportation businesses, while its FedEx Office unit offers shipping and business services at more than 1,900 retail locations in eight countries.





FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com